
CASEY'S
GENERAL STORE

2012
Annual Report

Expanding Our Reach







1968
The first store, converted from a 3-bay garage, opened in Boone, Iowa.





The word "expand" has many definitions in the convenience store business. You can physically expand by adding to the number of stores — Casey's had a record 1,699 stores in operation at the end of fiscal year 2012; you can also expand the amount of business done by each store as measured by things like customer count, revenue, gross profit, cash flow, earnings and more.

Since our founding in 1968, Casey's has focused on these methods of expanding and fiscal year 2012 is a perfect example of this. Through new operational initiatives as well as building, acquiring and replacing stores, Casey's continues to expand our reach.



$181.6
$151.2
$183.5
2010
2011
2012

Earnings Before Income Tax

CASEY'S 49

1976
Casey's 49th store, the first outside of Iowa, opened in La Monte, Missouri.

FINANCIAL HIGHLIGHTS

	2011	2012	% Change
Total revenue	$ 5,635,240	$6,987,804	24.0%
Cash flow from operations	$ 261,443	$294,879	12.8%
Net earnings	$ 94,623	$116,791	23.4%
EPS (basic)	$ 2.24	$3.07	37.1%
EPS (diluted)	$ 2.22	$3.04	36.9%
Shareholders of record	1,948	1,923	-1.3%
Employees	22,157	24,726	11.6%
Number of stores	1,637	1,699	3.8%


$2.30
$2.24
$3.07
2010
2011
2012
Basic Earnings Per Share


Come in WE'RE
OPEN

1978
The first Illinois store opened in Aledo.

Robert J. Myers
President & CEO

Message to Shareholders

I have been in the convenience store business for 24 years, all with Casey's General Stores in various capacities. One thing became abundantly clear early in those years: standing still is not an option.

Change is the only constant, and smart businesses operators know clinging to the status quo may seem comfortable, but it also may not deliver the best returns or meet the expectations of our shareholders.

Based on this constant, the Casey's team continuously analyzes and anticipates the desires of our customers and implements changes that retain current customers and attract new ones. The following are three operational initiatives that made a positive impact on our business in fiscal year 2012.

Continued Major Remodeling Program

We have been pleased with the performance of our new store design since it was put into operation in fiscal year 2009. Soon after we launched the new store design, we started a major remodeling initiative that incorporated revenue-generating aspects of our new design into many of our existing stores. The cost of a major remodel is less than 20% of the cost of a complete store replacement.

The data is quite clear. Remodeled stores see:

- More than a 30% lift in Prepared Food & Fountain sales
- More than a 10% lift in sales in Grocery & Other Merchandise
- More than a 10% lift in customer count in the first year

However, remodeled stores also generate more labor costs. We will continue with our remodeling program in 2013 while keeping an eye on operating expenses and sales data to ensure we are generating acceptable returns.



1980 Homemade Donuts to Go was introduced in Grimes, Iowa.


100
SHARE

1983
Casey's IPO. Six hundred seventy-one thousand (671,000) shares of stock were offered to the public.

24-Hour Stores

Having stores open longer hours reaches new customers. In fiscal 2012 we tested the theory with more than 150 stores moving to 24-hour operations.

The results exceeded our expectations, especially in prepared food sales, which on average increased 20% to 30% in the first year following the conversion to 24-hour operations. Grocery and general merchandise sales were up 15% to 20%. We will continue to pursue more 24-hour opportunities in locations where it makes good business sense.

Pizza Delivery

We believe if we can get people to try our pizza, they will likely become long-term, repeat customers. In fiscal 2012, we sought to get new customers to try our pizza by initiating delivery service at select stores.

Initial data shows the pizza delivery program is not cannibalizing pizza sales from other Casey's stores nor is it decreasing in-store customer traffic at stores that offer delivery service. Decreased store traffic could negatively impact our opportunities to cross sell products to our customers like beverages, chips, candy or other items they often buy when they come in to pick up their pizzas. So far, the results of this initiative have been very encouraging and we seem to be reaching new customers.

Fiscal Year 2012 Goals

In the balance of this report, you will learn more about the impacts of these operational initiatives plus more detail on the performance in the areas of Grocery & Other Merchandise, Prepared Foods & Fountain, Gasoline, and Expansion.



MANAGEMENT TEAM (left to right)

Front Row:

Terry W. Handley, COO

Robert J. Myers, President & CEO

Julia L. Jackowski, Senior VP-Corporate General Counsel & Human Resources

Brian J. Johnson, VP-Finance & Corporate Secretary

Middle Row:

Darryl F. Bacon, VP-Food Services

Russell D. Sukut, VP-Treasurer

Hal D. Brown, VP-Support Services

Sam J. Billmeyer, Senior VP-Logistics & Acquisitions

William J. Walljasper, Senior VP & CFO

Back Row:

Jay F. Blair, VP-Transportation & Distribution

Michael R. Richardson, VP-Marketing

Robert C. Ford, VP-Store Operations



1985
Homemade Pizza to Go was introduced in Waukee, Iowa.

For fiscal year 2013, we have established the following goals:

Grocery & Other Merchandise:
6.2% same-store growth, 32.7% margin

Prepared Food & Fountain:
11% same-store growth, 61.1% margin

Gasoline:
1% same-store growth, 14 cents per gallon margin

Expansion:
Increase the total number of stores 4% to 6%.

Expanding Our Reach

I am very excited about the expansion opportunities for Casey's General Stores in fiscal year 2013. Stores in Arkansas, our newest state, have generated strong sales from their first day of operation. As we move into the states of Kentucky and Tennessee, we are confident the communities in which we are currently building stores will also fit well within our business model. Also, the three initiatives detailed previously show promise of making our existing stores even more profitable over the next few years.

Overall, we are optimistic given our sound strategy, hard-working employees and willingness to try new things that show promise. On behalf of the entire Casey's family — now more than 24,000 employees and growing — we thank you for investing in our company. Together we will continue the growth that creates opportunity and benefit for us all.

Sincerely,

Robert J. Myers

Robert J. Myers
President & Chief Executive Officer

Reaching More Customers Per Sto

FY 2012
Same store inside sales: up 8.7%
Total inside sales: up 15.8%
Inside sales gross profit: up 16.0%
Inside sales average margin: 40.0%

Inside sales is the combination of Grocery & Other Merchandise and Prepared Food & Fountain categories. In fiscal year 2012, revenue from inside sales reached $1.9 billion, with gross profit of $746.4 million and an average margin of 40%.

Grocery & Other Merchandise

Same-Store Sales
FY 2012: Up 6.7%
FY 2013 Goal: 6.2%

Average Margin
FY 2012: 32.5%
FY 2013 Goal: 32.7%

Our fiscal 2012 goal was to increase same-store sales 5.8% with an average margin of 32.8%. For the year, same-store sales rose 6.7% with an average margin of 32.5%.

Added Cooler Space Heats Up Sales

In fiscal 2012, beer and beverages were the stars of this category. The expanded cooler space that is part of our new store design and remodeling program triggered immediate sales gains. Going even further, we added walk in beer coolers in our latest new store design. Walk-in coolers typically increase beer sales 25% to 35% per store, and beverages generally rise 15% to 20% when expanding the number of cooler doors. Warm weather in the spring throughout Casey's markets also helped boost beer and beverage sales.



1996
The 1,000th store opened in Altoona, Iowa

Seven Straight Double-Digit Quarters

Overall this category registered seven consecutive double-digit sales increases as of the end of 2012, primarily due to our continued expansion rate, major remodeling program that created strong beer and beverage sales, and our 24-hour store initiative. Increasingly competitive cigarette pricing and sales of larger beer packaging held margins down for Grocery & Other Merchandise, particularly at the beginning of the year.

re

GROCERY & OTHER MERCHANDISE


$1,074
$1,196
$1,365
2010
2011
2012
Sales (in millions)


33.6%
32.2%
32.5%
2010
2011
2012
Margin


$360.4
$385.3
$443.2
2010
2011
2012
Gross Profit (in millions)

Outlook

We expect cigarette pressures to keep margins in check for fiscal 2013. Manufacturers will likely continue to put the burden on retailers to lower price while keeping their wholesale prices steady. The regulatory environment will remain challenging, and we expect more state-level cigarette taxes in the coming fiscal year. These pressures could continue the trends of consumers moving to lower-cost brands of cigarettes or exiting the category entirely. By recognizing those trends, Casey's is taking steps in other areas to mitigate the impact of declining cigarette sales. Adding expanded coolers or walk-in beer coolers to more stores should keep the sales of beer and other beverages strong in fiscal 2013.


BUSCH LIGHT
BUSCH LIGHT
Coors LIGHT
Natural ICE


NEWTON

2001
One of the first acquisitions of a non-franchise store in Newton, Iowa signaled a change in store development strategy.

2005
Annual petroleum sales exceeded one billion gallons.



Same-Store Sales
FY 2012: Up 14.3%
FY 2013 Goal: 11.0%

Average Margin
FY 2012: 60.7%
FY 2013 Goal: 61.1%


OPEN
24 HOURS
DAILY

Prepared Food & Fountain

Prepared Food & Fountain benefited from all three major initiatives in 2012 — remodeling, pizza delivery and 24-hour operations.

The Power of Pizza

Casey's pizza is truly a case study in building a successful, enduring brand. Prepared Food & Fountain sales accounted for 30% of Casey's total gross profits in fiscal year 2012. Building on that brand, the pizza delivery service added about 1% to our same-store sales, which is quite remarkable considering that only 76 of 1,699 stores were delivering pizza this year. The stores on an average delivering pizza are seeing more than a 30% increase in pizza sales.

24-Hour Stores

We anticipated the 24-hour stores would sell more gasoline; however, a 20% average Prepared Foods & Fountain sales increase exceeded our expectations. A little over 3% of the same store sales are attributable to the stores that were converted to 24-hour operations in fiscal 2011 and 2012. The results were compelling enough to initiate 24-hour operations in approximately 150 more stores in January 2012. If the stores perform like we expect them to do, there will be more to come in fiscal 2013.


PREPARED FOODS & FOUNTAIN
$366
$415
$500
2010
2011
2012
Sales (in millions)
63.8%
62.2%
60.7%
2010
2011
2012
Margin
$233.5
$258.2
$303.2
2010
2011
2012
Gross Profit (in millions)



2006
Casey's acquired 49 Gas 'N Shop Stores formerly headquartered in Lincoln, Nebraska and 33 HandiMart Food Stores formerly headquartered in Cedar Rapids, Iowa.

The Remodeling Sales Ripple

While remodels drive beer and beverage sales, they also emphasize food service, coffee and fountain. Coffee has transformed from an add-on purchase to a destination item. That, along with enhanced prepared food offerings including made-to-order sub sandwiches, caused remodels to account for more than 2.5% of same-store sales growth.

Commodity Cool Down

Commodity costs, particularly cheese and coffee, created challenges in fiscal year 2011 and remained high enough to hold Prepared Food & Fountain margin in check this fiscal year as well. We did experience some relief in these prices toward the end of fiscal 2012. We also took price increases on coffee and cappuccino, as well as some of our food offerings like chicken tenders and our sandwiches, with an overall impact in same-store sales of about 3%.

Outlook

We expect continued strong performance in this category due to our 24-hour operations, pizza delivery and remodeling initiatives. Most exciting of all, we think there is strong evidence that much of the customer base for the delivery pizza program is an entirely new customer to Casey's General Stores. We will roll out 24-hour operations and pizza delivery to more stores where it makes business sense while continuing to monitor impacts of those initiatives closely. We expect the relief in commodity prices experienced toward the end of fiscal 2012 will help margins in fiscal 2013.

2006
Construction was officially completed on the distribution center expansion, which doubled in size, making room for further store growth.



Same-Store Sales

FY 2012: Down 1.5%

FY 2013 Goal: Up 1%

Average Margin

FY 2012: 15.3 Cents Per Gallon

FY 2013 Goal: 14 Cents Per Gallon






UNLEADED
SUPER UNLEADED
PREMIUM
Diesel
87
89
91


INSTRUCTIONS


INSTRUCTIONS



2010
First major remodel was completed at the Bloomington #1, Illinois store. The remodel adds 15 feet to the end of the building and includes a 3-door walk-in beer cooler, coffee bar and sub-sandwich prep area.

2010
44 Kabredlo's Convenience Stores were acquired from Kabredlo's Inc.



Gasoline

In perhaps no other area of Casey's operation do unpredictable, external market forces have such an immediate impact as they do in the Gasoline category.

An Entire Year above $3

In fiscal 2012, retail gasoline prices remained in a narrower range than the previous year, but were also about 58 cents per gallon higher throughout the year. The average price during 2012 was $3.45 versus $2.87 a year ago.

Higher gas prices pushed same-store gallons sold down 1.5%. Fortunately, record margins more than made up for the negative same-store gallons. Casey's continues to benefit from a more rational gasoline pricing environment in which wholesale price increases are quickly reflected at the pump. However, retail prices lagged when wholesale prices fell.

Outlook

We believe the convenience store industry is using gasoline margins to absorb increasing credit card fees and other cost pressures, a good sign that rational pricing will continue throughout the coming fiscal year. We believe same store gasoline gallons will be positive in 2013 if retail prices stay reasonably similar to fiscal 2012 levels. Higher gasoline prices often reduce sales in the short term, but sales usually rebound over time as customers become acclimated to the higher price.

GASOLINE


1,283
1,394
1,476
2010
2011
2012
Sales (in millions of gallons)
13.9¢
15.2¢
15.3¢
2010
2011
2012
Margin (in cents per gallon)
$178.2
$212.0
$226.6
2010
2011
2012
Gross Profit (in millions)


1,531
1,637
1,699
2010
2011
2012
Corporate Stores
18
20
30
2010
2011
2012
Newly Constructed Stores

A Balanced Appr Expanding our F

Fiscal 2012 Year End
1,699 corporate stores

Fiscal 2012 Goal
4% to 6% unit growth

During fiscal year 2012, Casey's acquired 35 stores and completed 30 new-store constructions, bringing the year-end store count to 1,699. We also replaced 10 stores in the same market.

Maintaining a Balance Between Build and Buy

In fiscal 2013, Casey's anticipates a slight increase in the number of newly constructed stores compared to the last several years. Casey's takes a two-pronged approach to expansion. Continuing to create and implement a disciplined plan of new store construction gives us a foundation of steady, long-term growth. At the same time, Casey's closely tracks the acquisition market and is ready to take advantage of opportunities there, some of which arise relatively quickly. Combining long-term construction plans with vigilance in the acquisition market is the prudent, sustainable approach to our store expansion strategy.



2011
Pizza delivery first tested in Grimes, Iowa.


37
89
35
2010
2011
2012
Aquired Stores


39
111
10
127
477
405
75
139
309
1
6

ɔach to ɔotprint

Continued Buyers Market

The acquisition pipeline is as full as ever and Casey's remains optimistic about buying opportunities. We continue to have healthy dialogue with many potential sellers. The market for acquiring stores remains attractive and credit card fees and pressure within the cigarette category may drive further consolidation. Casey's maintains financial flexibility that positions us well to take on a large acquisition if the opportunity presents itself. Acquiring large chains has a bigger impact to our growth goals, but it is important to be patient and seriously consider one-off, small chains, or even a partial chain purchase opportunity. Casey's acquired 20 stores from Iowa-based Kum & Go in fiscal 2012. The stores were in smaller communities that fit our business model. The industry remains very fragmented, with 65% of convenience stores owned by individuals that operate 10 stores or less. Therefore, we remain open to smaller acquisitions.

Moving into Kentucky and Tennessee

Casey's is actively pursuing locations in our 12th and 13th states, Kentucky and Tennessee. Since these communities are just across the border from existing states where Casey's stores currently operate, we believe our brand will be well received. If they perform like our Arkansas stores, Prepared Food & Fountain will immediately do well.

Kentucky and Tennessee have many small, rural towns that fit well with our business model. The towns are also within a close proximity of each other, which makes our self-distribution model more efficient.


ARKANSAS

2011
The first Arkansas store opens in Bella Vista.


CE COLD
TO GO!

Carefully Return or

Fiscal 2013 – Capital Expenditure Budget	
Acquisitions & New Store Construction	$147-$209 Million
Replacements	$46 Million
Maintenance & Remodels	$60 Million
Transportation & Information Systems	$23 Million
Total	$276-$338 Million



2012
The Cadiz, Kentucky and Dyersburg, Tennessee stores were released to construction which will be the 12th and 13th states in which Casey's operates.


CAPITAL STRUCTURE
$824.3
$403.9
$506.0
2010
2011
2012
Equity (in millions)
$154.8
$678.7
$667.9
2010
2011
2012
Long-Term Debt (in millions)
4.3%
15.5%
13.3%
2010
2011
2012
Operating Expense Increase

Monitoring Investments

Cash and cash equivalents at fiscal 2012 year-end totaled $55.9 million. Long-term debt net of current maturities was $667.9 million. Total debt to capital ratio decreased to about 59.7%. Shareholder equity increased to $506 million. The balance sheet continues to strengthen since the share repurchase plan in fiscal 2011, and we could easily raise an additional $400 to $500 million in debt should we need to in the event large acquisition opportunities arise.

In fiscal year 2012, operating expenses increased 13.3% to $688.4 million. After adjusting for expenses associated with the unsolicited offer by Alimentation Couche-Tard in the prior year, expenses increased 16.4%. The majority of the expense increase is associated with stores that were newly constructed, acquired or replaced in the last two years, along with the stores impacted by major remodels, 24-hour conversions, and pizza delivery. Store level operating expenses increased less than 5% for the remaining store base.

Casey's also believes it is important to grow the dividend along with the business. At our June meeting, the Board of Directors increased the quarterly dividend to $0.165 per share, a 10% increase from the quarterly dividend a year ago. The dividend has doubled in the last five years and has a compound annual growth rate of more than 20% during that time.

Monitoring Remodeled Store Sales Performance

One of Casey's core strengths has always been its disciplined, prudent approach to finance. That includes ensuring all of our investments generate appropriate returns.

Our remodeling efforts are an excellent example of that approach. While remodeling a store delivers an impressive lift in inside sales, remodeled stores are also more expensive to operate — primarily in the form of additional labor. We expect the incremental cash flow returns on the remodeled stores to meet or exceed those returns of new store constructions and

2012 *Fortune* magazine ranked Casey's No. 473 out of top 500 U.S. Companies due to revenues of $5.1 billion. Casey's had a 22.7% return on investment last year, ranking it 78th among all 500 companies. Since 2001, the stock has had a 14.3% return, ranking it 77th overall.

acquisitions. Of the first group of stores remodeled in fiscal year 2012, about half of them met or exceeded our return on invested capital (ROIC) goal, half did not.

Fortunately, performance in all remodeled stores continues to improve as the store managers adapt to the nuances of effectively staffing the remodeled store. Of the stores that did not meet our ROIC goal in the first fiscal year, approximately half of those have seen performance improvement and are trending to meet or exceed that goal in their second year of operation.

This information tells us while many of our stores are currently candidates for remodeling right now, the program will not generate acceptable returns everywhere. In fiscal 2013, we will use the experience and data from fiscal 2012 to continue to refine our methodology for determining where remodeling makes the best business sense.

Low Risk and High Reward

Both pizza delivery and 24-hour initiatives are relatively low-risk initiatives. There is no capital expense needed to convert stores for either initiative. If increased sales do not more than offset additional expenses, the store can be converted back to its regular hours (usually 6 a.m. to 11 p.m.) and delivery ended for very little cost.

Fiscal 2013 Outlook

Casey's remains very optimistic about our financial position for fiscal 2013. Our tradition of taking a prudent approach to finance continues to put the Company in excellent position to invest in revenue-driving initiatives including new store construction and acquisition, as well as remodeling efforts.

Finance will continuously analyze data to ensure that investments in new, acquired and remodeled stores generate acceptable returns over the long term. Throughout fiscal 2013, finance will effectively and efficiently provide the capital fuel that drives the operations and initiatives for expanding our reach.

Investor Information


CASEY'S
GENERAL STORE

Common Stock

Casey's General Stores, Inc. common stock trades on the Nasdaq Global Select Market under the symbol CASY. The approximately 38 million shares of common stock outstanding at April 30, 2012 had a market value of approximately $2.2 billion. As of that same date, there were 1,923 shareholders of record.

Common Stock Market Prices

	Calendar 2010		Calendar 2011		Calendar 2012	
	High	*Low*	*High*	*Low*	*High*	*Low*
1st Quarter	$ 32.38	$ 29.03	$ 43.62	$ 35.39	$ 56.44	$ 49.52
2nd Quarter	39.56	30.24	45.75	38.01	60.60	51.81
3rd Quarter	44.68	34.85	47.91	39.50		
4th Quarter	43.21	38.25	54.22	42.41		

On July 5, 2012, the last reported sales price of the Company's common stock was $60.93 per share. On that same date, the market capitalization of the Company was approximately $2.3 billion.

Dividends

The Company began paying cash dividends during fiscal 1991. The dividends paid in fiscal 2012 totaled $0.60 per share. At its June 8, 2012 meeting, the Board of Directors increased the quarterly dividend to $0.165 per share. The dividend is payable on August 15, 2012 to shareholders of record on August 1, 2012.

Dividend Reinvestment and Stock Purchase Plan

This plan, introduced in the fall of 1998, gives holders of Casey's General Stores, Inc. common stock a convenient and economical way of purchasing additional shares at market prices by reinvesting their dividends in full or in part. Stockholders may also take advantage of the cash payment option to purchase additional shares. Those wishing to enroll should contact the transfer agent and registrar:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Telephone 781-575-2000
www.computershare.com

Investor Inquiries

Current or prospective Casey's General Stores, Inc. investors can receive annual reports, proxy statements, Forms 10-K and 10-Q, and earnings announcements at no cost by calling (515) 965-6107 or sending written requests to the following address:

Corporate Secretary
Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021

Corporate information, including monthly same-store sales data for the Company's three business categories, is also available at www.caseys.com under the Investor Relations tab. Quarterly conference calls are broadcast live over the Internet via the Investor Relations Web page and made available in archived format. Broadcast times for the quarterly calls will be announced on the Web page and in corresponding press releases.

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

Annual Report pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the Fiscal Year Ended April 30, 2012
Commission File Number 001-34700

CASEY'S GENERAL STORES, INC.
(Exact name of registrant as specified in its charter)

IOWA	42-0935283
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

ONE CONVENIENCE BLVD., ANKENY, IOWA
(Address of principal executive offices)
50021
(Zip Code)
(515) 965-6100
(Registrant's telephone number, including area code)
Securities Registered pursuant to Section 12(b) of the Act

COMMON STOCK	NASDAQ
(Title of Class)	*(Name of Exchange on which Registered)*
SERIES A SERIAL PREFERRED STOCK PURCHASE RIGHTS	NASDAQ
(Title of Class)	*(Name of Exchange on which Registered)*

Securities Registered pursuant to Section 12(g) of the Act

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of October 31, 2011, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $1,806,907,000 based on the closing sales price ($49.55 per share) as quoted on the NASDAQ Global Select Market.

Indicate the number of shares outstanding of each of the issuer's class of common stock, as of the latest practicable date.

Class	Outstanding at June 22, 2012
Common Stock, no par value per share	38,156,309 shares

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Item 5 of Part II and Items 10, 11, 12, 13 and 15 of Part III is hereby incorporated by reference from the definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission not later than 120 days after April 30, 2012.

FORM 10-K TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

The Company

Casey's General Stores, Inc. and its wholly owned subsidiaries (the Company/Casey's/we) operate convenience stores under the name "Casey's General Store" in 11 Midwestern states, primarily Iowa, Missouri, and Illinois. The stores carry a broad selection of food (including freshly prepared foods such as pizza, donuts, and sandwiches), beverages, tobacco products, health and beauty aids, automotive products, and other nonfood items. In addition, all Casey's stores offer gasoline for sale on a self-service basis. Our fiscal year runs from May 1 through April 30 of each year. On April 30, 2012, there were a total of 1,699 stores in operation. There were 30 stores newly constructed and 35 acquired stores opened in fiscal 2012, and 3 stores were closed in fiscal 2012. We operate a central warehouse, Casey's Distribution Center, adjacent to our corporate headquarters in Ankeny, Iowa, through which we supply grocery and general merchandise items to our stores.

Approximately 59% of all our stores are located in areas with populations of fewer than 5,000 persons, while approximately 16% of our stores are located in communities with populations exceeding 20,000 persons. The Company competes on the basis of price as well as on the basis of traditional features of convenience store operations such as location, extended hours, and quality of service.

Casey's, with executive offices at One Convenience Blvd., Ankeny, Iowa 50021-8045 (telephone 515-965-6100) was incorporated in Iowa in 1967. Two of our subsidiaries, Casey's Marketing Company (Marketing Company) and Casey's Services Company (Services Company), also operate from the Corporate Headquarters facility and were incorporated in Iowa in March 1995. A third subsidiary, Casey's Retail Company, was incorporated in Iowa in 2004 and a fourth subsidiary, CGS Sales Corp., was incorporated in 2008 and both also operate from these facilities.

The Company's Internet address is www.caseys.com. Each year we make available through our website current reports on Form 8-K, quarterly reports on Form 10-Q, our annual report on Form 10-K, and amendments to those reports free of charge as soon as reasonably practicable after they have been electronically filed with the Securities and Exchange Commission. Additionally, you can go to our website to read our Financial Code of Ethics and Code of Conduct; we intend to post disclosure of any waivers to the Code to the extent such disclosure is legally required.

General

We seek to meet the needs of residents of smaller towns by combining features of both general store and convenience store operations. Smaller communities often are not served by national-chain convenience stores. We have succeeded at operating Casey's General Stores in smaller towns by offering, at competitive prices, a broader selection of products than does a typical convenience store. We have also succeeded in meeting the needs of residents in larger communities with these offerings. We currently own most of our real estate, including the Casey's Distribution Center and Corporate Headquarters facility.

The Company derives its revenue primarily from the retail sale of gasoline and the products offered in our stores. Our sales historically have been strongest during the first and second fiscal quarters (May through October) and relatively weaker during the third and fourth (November through April). In warmer weather, customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice.

Corporate Subsidiaries

The Marketing Company and the Services Company were organized as Iowa corporations in March 1995, and both are wholly owned subsidiaries of Casey's. Casey's Retail Company was organized as an Iowa corporation in April 2004 and CGS Sales Corp. was organized as an Iowa Corporation in 2008, and both are also wholly-owned subsidiaries of Casey's.

Casey's Retail Company operates stores in Illinois, Kansas, Minnesota, Nebraska, and South Dakota; it also holds the rights to the Casey's trademark and trade name. The Marketing Company owns and has responsibility for the operation of stores in Iowa, Missouri, Wisconsin, Indiana, Oklahoma and Arkansas. The Marketing Company also has responsibility for all of our wholesale operations, including the Distribution Center. The Services Company provides a variety of construction and transportation services for all stores. CGS Sales Corp. operates a store in Onawa, Iowa.

Store Operations

Products Offered

Each Casey's General Store typically carries over 3,000 food and nonfood items. Many of the products offered are those generally found in a supermarket. The selection is generally limited to one or two well-known brands of each item stocked. Most of our staple foodstuffs are nationally advertised brands. Stores sell regional brands of dairy and bakery products, and approximately 88% of the stores offer beer. Our nonfood items include tobacco products, health and beauty aids, school supplies, housewares, pet supplies, photo supplies, and automotive products.

All Casey's General Stores offer gasoline or gasohol for sale on a self-service basis. The gasoline and gasohol generally are sold under the Casey's name.

It is our policy to continually make additions to the Company's product line, especially products with higher gross profit margins. As a result, we have added various prepared food items to our product line over the years, facilitated by the installation of snack centers, which now are in the majority of stores. The snack centers sell sandwiches, fountain drinks, and other items that have gross profit margins higher than those of general staple goods. As of April 30, 2012, the Company was selling donuts prepared on store premises in approximately 98% of our stores in addition to cookies, brownies, and Danish rolls. The Company installs donut-making equipment in all newly constructed stores.

We began marketing made-from-scratch pizza in 1984, and it is available in 1,654 stores (97%) as of April 30, 2012. Although pizza is our most popular prepared food offering, we continue to expand our prepared food product line, which now includes ham and cheese sandwiches, pork and chicken fritters, sausage sandwiches, chicken tenders, popcorn chicken, breakfast croissants and biscuits, breakfast pizza, hash browns, quarter-pound hamburgers and cheeseburgers, and potato cheese bites. The newly constructed stores and many of the remodeled stores now offer made-to-order sub sandwiches.

The growth in our proprietary prepared food program reflects management's strategy to promote high-margin products that are compatible with convenience store operations. In the last three fiscal years, retail sales of nongasoline items have generated about 29% of our total revenue, but they have resulted in approximately 74% of our gross profits. Gross profit margins on prepared food items averaged approximately 62% during the three fiscal years ended April 30, 2012—substantially higher than the gross profit margin on retail sales of gasoline, which averaged approximately 5%.

Store Design

Casey's General Stores are freestanding and, with a few exceptions to accommodate local conditions, conform to standard construction specifications. The most recent store design measures 39 feet by 92 feet with approximately 2,300 square feet devoted to sales area, 500 square feet to kitchen space, 400 square feet to storage, and 2 large public restrooms. Store lots have sufficient frontage and depth to permit adequate drive-in parking facilities on one or more sides of each store. Each new store typically includes 4 to 8 islands of gasoline dispensers and storage tanks with capacity for 30,000 to 50,000 gallons of gasoline. The merchandising display follows a standard layout designed to encourage a flow of customer traffic through all sections of every store. All stores are air-conditioned and have modern refrigeration equipment. Nearly all the store locations feature our bright red and yellow pylon sign which displays Casey's name and service mark.

All Casey's General Stores remain open at least sixteen hours per day, seven days a week. A majority of store locations are open from 6:00 a.m. to 11:00 p.m., although hours of operation may be adjusted on a store-by-store basis to accommodate customer traffic patterns. We also currently operate 352 stores on a 24-hour basis. We require that all stores maintain a bright, clean interior and provide prompt checkout service. It is our policy not to install electronic games or sell adult magazines on store premises.

Store Locations

The Company traditionally has located its stores in smaller towns not served by national-chain convenience stores. Management believes that a Casey's General Store provides a service not otherwise available in small towns and that a convenience store in an area with limited population can be profitable if it stresses sales volume and competitive prices. Our store-site selection criteria emphasize the population of the immediate area and daily highway traffic volume. Where there is no competing store, we can often operate profitably at a highway location in a community with a population of as few as 400.

Gasoline Operations

Gasoline sales are an important part of our revenue and earnings. Approximately 73% of Casey's total revenue for the year ended April 30, 2012 was derived from the retail sale of gasoline. The following table summarizes gasoline sales for the three fiscal years ended April 30, 2012:

	Year ended April 30,		
	2012	2011	2010
Number of gallons sold	**1,476,153,594**	1,394,456,573	1,283,479,481
Total retail gasoline sales	**$5,092,310,886**	$3,998,702,258	$3,177,489,872
Percentage of total revenue	**72.9%**	71.0%	68.5%
Gross profit percentage (excluding credit card fees)	**4.4%**	5.3%	5.6%
Average retail price per gallon	**$3.45**	$2.87	$2.48
Average gross profit margin per gallon (excluding credit card fees	**15.35¢**	15.21¢	13.88¢
Average number of gallons sold per store*	**870,195**	868,790	853,725

*Includes only those stores in operation at least one full year on April 30 of the fiscal year indicated.

Retail prices of gasoline increased during the year ended April 30, 2012. The total number of gallons we sold during this period increased, primarily because of the higher number of stores in operation and our efforts to price our retail gasoline to compete in local market areas. For additional information concerning the Company's gasoline operations, see Item 7 herein.

Distribution and Wholesale Arrangements

The Marketing Company supplies all stores with groceries, food, health and beauty aids, and general merchandise from our distribution center. The stores place orders for merchandise through a telecommunications link-up to the computer at our headquarters in Ankeny, and we fill the orders with weekly shipments in Company-owned delivery trucks. All of our existing and most of our proposed stores are within the Distribution Center's optimum efficiency range—a radius of approximately 500 miles.

In fiscal 2012, we purchased directly from manufacturers a majority of the food and nonfood items sold from our distribution center. It is our practice, with few exceptions, not to enter into long-term supply contracts with any of the suppliers of products sold by Casey's General Stores. We believe the practice enables us to respond flexibly to changing market conditions.

Personnel

On April 30, 2012, we had 10,116 full-time employees and 14,610 part-time employees. We have not experienced any work stoppages. There are no collective bargaining agreements between the Company and any of its employees.

Competition

Our business is highly competitive. Food, including prepared foods, and nonfood items similar or identical to those sold by the Company are generally available from various competitors in the communities served by Casey's General Stores. We believe our stores located in smaller towns compete principally with other local grocery and convenience stores, similar retail outlets, and, to a lesser extent, prepared food outlets, restaurants, and expanded gasoline stations offering a more limited selection of grocery and food items for sale. Stores located in more heavily populated communities may compete with local and national grocery and drug store chains, expanded gasoline stations, supermarkets, discount food stores, and traditional convenience stores. Convenience store chains competing in the larger towns served by Casey's General Stores include Quik Trip, Kwik Trip, and regional chains. Some of the Company's competitors have greater financial and other resources than we do. These competitive factors are discussed further in Item 7 of this Form 10-K.

Service Marks

The name "Casey's General Store" and the service mark consisting of the Casey's design logo (with the words "Casey's General Store") are our registered service marks under federal law. We believe these service marks are of material importance in promoting and advertising the Company's business.

Government Regulation

The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection, and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) actions required in the event of a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new stores have been equipped with noncorroding fiberglass USTs, including some with double-wall construction, overfill protection, and electronic tank monitoring. We currently have 3,995 USTs, 3,164 of which are fiberglass and 831 are steel, and we believe that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with the existing UST regulations have been completed. Additional regulations or amendments to the existing UST regulations could result in future expenditures.

Several states in which we do business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners. In the years ended April 30, 2012 and 2011, we spent approximately $1,150,000 and $648,000, respectively, for assessments and remediation. Substantially all of these expenditures were submitted for reimbursement from state-sponsored trust fund programs. As of April 30, 2012, approximately $14,567,000 has been received from such programs since inception. The payments are typically subject to statutory provisions requiring repayment of the reimbursed funds for noncompliance with upgrade provisions or other applicable laws. No amounts are currently expected to be repaid. At April 30, 2012, we had an accrued liability of approximately $380,000 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. We believe we have no material joint and several environmental liability with other parties.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described in this report before making a decision to invest in our securities. If any of such risks actually occur, our business, financial condition, and/or results of operations could be materially adversely affected. In that case, the trading price of our securities could decline and you might lose all or part of your investment.

Risks Related to Our Industry

The convenience store industry is highly competitive.

The convenience store and retail fuel industries in which we operate are highly competitive and characterized by ease of entry and constant change in the number and type of retailers offering the products and services found in our stores. We compete with many other convenience store chains, gasoline stations, supermarkets, drugstores, discount stores, club stores, fast food outlets, and mass merchants. In recent years, several nontraditional retailers such as supermarkets, club stores, and mass merchants have affected the convenience store industry by entering the gasoline retail business. These nontraditional gasoline retailers have obtained a significant share of the motor fuels market, and their market share is expected to grow. In some of our markets, our competitors have been in existence longer and have greater financial, marketing, and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry. To remain competitive, we must constantly analyze consumer preferences and competitors' offerings and prices to ensure we offer convenience products and services consumers demand at competitive prices. We must also maintain and upgrade our customer service levels, facilities, and locations to remain competitive and attract customer traffic. These competitive pressures could materially and adversely affect our gasoline and merchandise sales and gross profit margins, and therefore could have a material adverse effect on our business, financial condition and results of operations.

The volatility of wholesale petroleum costs could adversely affect our operating results.

Over the past three fiscal years, on average our gasoline revenues accounted for approximately 71% of total revenue and our gasoline gross profit accounted for approximately 23% of total gross profit. Crude oil and domestic wholesale petroleum markets are marked by significant volatility. General political conditions, acts of war or terrorism, and instability in oil producing regions, particularly in the Middle East and South America, can significantly affect crude oil supplies and wholesale petroleum costs. In addition, the supply of gasoline and our wholesale purchase costs could be adversely affected in the event of a shortage, which could result from, among other things, lack of capacity at United States oil refineries or, in our case, the absence of gasoline contracts that guarantee an uninterrupted, unlimited supply of gasoline. Significant increases and volatility in wholesale petroleum costs have resulted and could in the future result in significant increases in the retail price of petroleum products and in lower gasoline average margin per gallon. Increases in the retail price of petroleum products have resulted and could in the future adversely affect consumer demand for gasoline. This volatility makes it difficult to predict the impact that future wholesale cost fluctuations will have on our operating results and financial condition. These factors could adversely affect our gasoline gallon volume, gasoline gross profit, and overall customer traffic, which in turn would affect our sales of grocery and general merchandise and prepared food products.

Increased credit card expenses could increase operating expenses.

A significant percentage of our gasoline sales are made with the use of credit cards. Since the interchange fees we pay when credit cards are used to make purchases are based on transaction amounts, higher fuel prices at the pump result in higher credit card expenses. These additional fees increase operating expenses. Higher operating expenses that result from higher credit card fees may decrease our overall profit and have a material adverse effect on our business, financial condition and results of operations. Total credit card fees paid in fiscal 2012 were approximately $80 million.

Wholesale cost and tax increases relating to tobacco products could affect our operating results.

Sales of tobacco products have averaged approximately 10% of our total revenue over the past three fiscal years, and our tobacco gross profit accounted for approximately 13% of total gross profit for the same period. Significant increases in wholesale cigarette costs or tax increases on tobacco products may have an adverse effect on unit demand for cigarettes domestically. Currently, major cigarette manufacturers offer significant rebates to retailers, although there can be no assurance that such rebate programs will continue. We include these rebates as a component of our gross margin from sales of cigarettes. In the event these rebates are no longer offered or decreased, our wholesale cigarette costs will increase accordingly. In general, we attempt to pass price increases on to our customers. Due to competitive pressures in our markets, however, we may not always be able to do so. These factors could adversely affect our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross profit, and overall customer traffic, and in turn have a material adverse effect on our business, financial condition and results of operations.

Governmental action and campaigns to discourage smoking may have a material adverse effect on our revenues and gross profit.

Congress has given the Food and Drug Administration ("FDA") broad authority to regulate tobacco products, and the FDA has enacted numerous regulations restricting the sale of such products. These governmental actions, as well as national, state and local campaigns to discourage smoking and other factors, have resulted in reduced industry volume and consumption levels, and could materially affect the retail price of cigarettes, unit volume and revenues, gross profit, and overall customer traffic, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Future consumer or other litigation could adversely affect our financial condition and results of operations.

Our retail operations are characterized by a high volume of customer traffic and by transactions involving a wide array of product selections, including prepared food. These operations carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. Consequently, we may become a party to individual personal injury, bad fuel, products liability and other legal actions in the ordinary course of our business. While these actions are generally routine in nature, incidental to the operation of our business and immaterial in scope, if our assessment of any action or actions should prove inaccurate, our financial condition and results of operations could be adversely affected. Additionally, we are occasionally exposed to industry-wide or class-action claims arising from the products we carry or industry-specific business practices. For example, various petroleum marketing retailers, distributors and refiners are currently defending class-action claims alleging that the sale of unadjusted volumes of fuel at temperatures in excess of 60 degrees Fahrenheit violates various state consumer protection laws due to the expansion of the fuel with the increase of fuel temperatures. Certain claims asserted in these lawsuits, if resolved against us, could give rise to substantial damages. Our defense costs and any resulting damage awards or settlement amounts may not be fully covered by our insurance policies. Thus, an unfavorable outcome or settlement of one or more of these lawsuits could have a material adverse effect on our financial position, liquidity and results of operations in a particular period or periods.

General economic conditions that are largely out of the Company's control may adversely affect the Company's financial condition and results of operations.

Recessionary economic conditions, higher interest rates, higher fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors may affect consumer spending or buying habits, and could adversely affect the demand for products the Company sells in its stores. The current economic conditions, higher fuel prices, and unemployment levels have affected consumer confidence, spending patterns, and miles driven, with many customers "trading down" to lower priced products in certain categories. These factors can lead to sales declines in both gasoline and general merchandise, and in turn have an adverse impact on our business, financial condition and results of operations.

Risks Related to Our Business

Unfavorable weather conditions can adversely affect our business.

All of our stores are located in the Midwest region of the United States, which is susceptible to tornadoes, thunderstorms, extended periods of rain, flooding, ice storms, and heavy snow. Inclement weather conditions could damage our facilities or could have a significant impact on consumer behavior, travel, and convenience store traffic patterns as well as our ability to operate our locations. In addition, we typically generate higher revenues and gross margins during warmer weather months, which fall within our first and second fiscal quarters. When weather conditions are not favorable during a particular period, our operating results and cash flow from operations could be adversely affected.

We may not be able to identify, acquire, and integrate new stores, which could adversely affect our ability to grow our business.

An important part of our recent growth strategy has been to acquire other convenience stores that complement our existing stores or broaden our geographic presence. From May 1, 2011 through April 30, 2012 we acquired 35 convenience stores. We expect to continue pursuing acquisition opportunities.

Acquisitions involve risks that could cause our actual growth or operating results to differ materially from our expectations or the expectations of securities analysts. These risks include:

- The inability to identify and acquire suitable sites at advantageous prices;
- Competition in targeted market areas;
- Difficulties during the acquisition process in discovering some of the liabilities of the businesses that we acquire;
- Difficulties associated with our existing financial controls, information systems, management resources and human resources needed to support our future growth;
- Difficulties with hiring, training and retaining skilled personnel, including store managers;
- Difficulties in adapting distribution and other operational and management systems to an expanded network of stores;
- Difficulties in obtaining governmental and other third-party consents, permits and licenses needed to operate additional stores;
- Difficulties in obtaining the cost savings and financial improvements we anticipate from future acquired stores;
- The potential diversion of our senior management's attention from focusing on our core business due to an increased focus on acquisitions; and
- Challenges associated with the consummation and integration of any future acquisition.

We are subject to federal and state environmental and other regulations.

Our business is subject to extensive governmental laws and regulations that include but are not limited to environmental and employment laws and regulations; health care; legal restrictions on the sale of alcohol, tobacco, and lottery products; requirements related to minimum wage, working conditions, public accessibility, and citizenship. A violation of or change in such laws and/or regulations could have a material adverse effect on our business, financial condition, and results of operations.

Under various federal, state, and local laws, regulations, and ordinances, we may, as the owner/operator of our locations, be liable for the costs of removal or remediation of contamination at these or our former locations, whether or not we knew of, or were responsible for, the presence of such contamination. Failure to remediate such contamination properly may make us liable to third parties and adversely affect our ability to sell or lease such property.

Compliance with existing and future environmental laws regulating underground storage tanks may require significant capital expenditures and increased operating and maintenance costs. The remediation costs and other costs required to clean up or treat contaminated sites could be substantial. We pay tank registration fees and other taxes to state trust funds established in our operating areas in support of future remediation obligations.

These state trust funds are expected to pay or reimburse us for remediation expenses less a deductible. To the extent third parties do not pay for remediation as we anticipate, we will be obligated to make these payments, which could materially adversely affect our financial condition and results of operations. Reimbursements from state trust funds will be dependent on the maintenance and continued solvency of the various funds.

In the future, we may incur substantial expenditures for remediation of contamination that has yet to be discovered at existing locations or at locations we may acquire. We cannot assure you that we have identified all environmental liabilities at all of our current and former locations; that material environmental conditions not known to us do not exist; that future laws, ordinances, or regulations will not impose material environmental liability on us; or that a material environmental condition does not otherwise exist at any one or more of our locations. In addition, failure to comply with any environmental laws, regulations, or ordinances or an increase in regulations could adversely affect our operating results and financial condition.

State laws regulate the sale of alcohol, tobacco, and lottery products. A violation or change of these laws could adversely affect our business, financial condition, and results of operations because state and local regulatory agencies have the power to approve, revoke, suspend, or deny applications for and renewals of permits and licenses relating to the sale of these products or to seek other remedies.

Any appreciable increase in income, overtime pay, or the statutory minimum wage rate or adoption of mandated healthcare benefits would result in an increase in our labor costs. Such cost increase or the penalties for failing to comply with such statutory minimum could adversely affect our business, financial condition, and results of operations. State or federal lawmakers or regulators may also enact new laws or regulations applicable to us that may have a material adverse and potentially disparate impact on our business.

The dangers inherent in the storage and transport of motor fuel could cause disruptions and could expose to us potentially significant losses, costs or liabilities.

We store motor fuel in storage tanks at our retail locations. Additionally, we transport a significant portion of our motor fuel in our own trucks, instead of by third-party carriers. Our operations are subject to significant hazards and risks inherent in transporting and storing motor fuel. These hazards and risks include, but are not limited to, fires, explosions, traffic accidents, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, governmentally-imposed fines or clean-up obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. As a result, any such event could have a material adverse effect on our business, financial condition and results of operations.

We may incur costs or liabilities as a result of litigation or adverse publicity resulting from concerns over food quality, health or other issues that could cause customers to avoid our convenience stores.

We may be the subject of complaints or litigation arising from food-related illness or injury in general which could have a negative impact on our business. Additionally, negative publicity, regardless of whether the allegations are valid, concerning food quality, food safety or other health concerns, employee relations or other matters related to our operations may materially adversely affect demand for our food and could result in a decrease in customer traffic to our convenience stores.

It is critical to our reputation that we maintain a consistent level of high quality prepared food offerings at our convenience stores. Health concerns, poor food quality or operating issues stemming from one store or a limited number of stores could materially adversely affect the operating results of some or all of our stores.

Because we depend on our senior management's experience and knowledge of our industry, we could be adversely affected were we to lose key members of our senior management team.

We are dependent on the continued efforts of our senior management team. If, for any reason, our senior executives do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We also rely on our ability to recruit qualified store managers, supervisors, district managers, regional managers and other store personnel. Failure to continue to attract these individuals at reasonable compensation levels could have a material adverse effect on our business and results of operations.

We rely on our information technology systems to manage numerous aspects of our business, and a disruption of these systems could adversely affect our business.

We depend on our information technology (IT) systems to manage numerous aspects of our business transactions and provide analytical information to management. Our IT systems are an essential component of our business and growth strategies, and a serious disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of data, security breaches and computer viruses. Any disruption could cause our business and competitive position to suffer and cause our operation results to be reduced. Also, our business continuity plan could fail.

Other Risks

Any issuance of shares of our common stock in the future could have a dilutive effect on your investment.

We could issue additional shares for investment, acquisition, or other business purposes. Even if there is not an immediate need for capital, we may choose to issue securities to sell in public or private equity markets if and when conditions are favorable. Raising funds by issuing securities would dilute the ownership interests of our existing shareholders. Additionally, certain types of equity securities we may issue in the future could have rights, preferences, or privileges senior to the rights of existing holders of our common stock.

Iowa law and provisions in our charter documents may have the effect of preventing or hindering a change in control and adversely affecting the market price of our common stock.

Our articles of incorporation give the Company's board of directors the authority to issue up to one million shares of preferred stock and to determine the rights and preferences of the preferred stock without obtaining shareholder approval. The existence of this preferred stock could make it more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest, or otherwise. Furthermore, this preferred stock could be issued with other rights, including economic rights, senior to our common stock, thereby having a potentially adverse effect on the market price of our common stock.

Our articles of incorporation recently were amended to stagger the terms of the Company's board of directors, as a result of amendments to the Iowa Business Corporation Act. Our staggered board, along with other provisions of our articles of incorporation and bylaws and Iowa corporate law, could make it more difficult for a third party to acquire us or remove our directors by means of a proxy contest, even if doing so would be beneficial to our shareholders. For example, Section 409.1110 of the Iowa Business Corporation Act prohibits publicly held Iowa corporations to which it applies from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder unless the business combination is approved in a prescribed manner. Further, Section 490.1108A of the Iowa Business Corporation Act permits a board of directors, in the context of a takeover proposal, to consider not only the effect of a proposed transaction on shareholders, but also on a corporation's employees, suppliers, customers, creditors, and on the communities in which the corporation operates. These provisions could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

We may, in the future, adopt other measures (such as a shareholder rights plan or "poison pill") that could have the effect of delaying, deferring, or preventing an unsolicited takeover, even if such a change in control were at a premium price or favored by a majority of unaffiliated shareholders. These measures may be adopted without any further vote or action by our shareholders.

The market price for our common stock has been and may in the future be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility could significantly affect the market price of our common stock without regard to our operating performance. In addition, the price of our common stock could be subject to wide fluctuations in response to these and other factors:

- A deviation in our results from the expectations of public market analysts and investors;
- Statements by research analysts about our common stock, company, or industry;
- Changes in market valuations of companies in our industry and market evaluations of our industry generally;

- Additions or departures of key personnel;
- Actions taken by our competitors;
- Sales of common stock by the Company, senior officers, or other affiliates; and
- Other general economic, political, or market conditions, many of which are beyond our control.

The market price of our common stock will also be affected by our quarterly operating results and monthly same store sales results, which may be expected to fluctuate. The following are factors that may affect our quarterly results and same store sales: general, regional, and national economic conditions; competition; unexpected costs; changes in retail pricing, consumer trends, and the number of stores we open and/or close during any given period; costs of compliance with corporate governance and Sarbanes-Oxley requirements. Other factors are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations. You may not be able to resell your shares of our common stock at or above the price you pay.

Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our financial results.

Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer tastes, their attitudes toward our industry and brands, as well as to where and how consumers shop for those products. We must continually work to develop, produce and market new products, maintain and enhance the recognition of our brands, achieve a favorable mix of products, and refine our approach as to how and where we market and sell our products. While we devote considerable effort and resources to shape, analyze and respond to consumer preferences, we recognize that consumer tastes cannot be predicted with certainty and can change rapidly. The issue is compounded by the increasing use of social and digital media by consumers and the speed by which information and opinions are shared. If we are unable to anticipate and respond to sudden challenges that we may face in the marketplace, trends in the market for our products and changing consumer demands and sentiment, it could have a material adverse effect on our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We own our corporate headquarters and distribution center. Located on an approximately 45-acre site in Ankeny, Iowa, these adjacent facilities and our vehicle service and maintenance center occupy a total of approximately 375,000 square feet. The original complex was completed in February 1990 and placed in full service at that time. In fiscal 2007, we added 98,000 square feet to the distribution center, 20,000 square feet of office space, additional paving for truck parking, and necessary drainage and landscaping improvements.

On April 30, 2012, we also owned the land at 1,678 store locations and the buildings at 1,685 locations and leased the land at 21 locations and the buildings at 14 locations. Most of the leases provide for the payment of a fixed rent plus property taxes and insurance and maintenance costs. Generally, the leases are for terms of ten to twenty years with options to renew for additional periods or options to purchase the leased premises at the end of the lease period.

ITEM 3. LEGAL PROCEEDINGS

The information required to be set forth under this heading is incorporated by reference from Note 10, Contingencies, to the Consolidated Financial Statements included in Part II, Item 8.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Casey's common stock trades on the Nasdaq Global Select Market under the symbol CASY. The 38,140,309 shares of common stock outstanding at April 30, 2012 had a market value of approximately $2.1 billion. On that date there were 1,923 shareholders of record.

Common Stock Market Prices

Calendar 2010	High	Low	Calendar 2011	High	Low	Calendar 2012	High	Low
Q1	$ 32.38	$ 29.03	Q1	$ 43.62	$ 35.39	Q1	$ 56.44	$ 49.52
Q2	$ 39.56	$ 30.24	Q2	$ 45.75	$ 38.01			
Q3	$ 44.68	$ 34.85	Q3	$ 47.91	$ 39.50			
Q4	$ 43.21	$ 38.25	Q4	$ 54.22	$ 42.41			

Dividends

We began paying cash dividends during fiscal 1991. The dividends paid in fiscal 2012 totaled $0.60 per share. The dividends paid in fiscal 2011 totaled $0.505 per share. On June 8, 2012, the Board of Directors declared a quarterly dividend of $0.165 payable August 15, 2012 to shareholders of record on August 1, 2012. The Board expects to review the dividend every year at its June meeting.

The cash dividends declared during the calendar years 2010-12 were as follows:

Calendar 2010	Cash dividend declared	Calendar 2011	Cash dividend declared	Calendar 2012	Cash dividend declared
Q1	$ 0.085	Q1	$ 0.135	Q1	$ 0.15
Q2	0.10	Q2	0.15	Q2	0.165
Q3	0.135	Q3	0.15		
Q4	0.135	Q4	0.15		
	0.455		**0.585**		

ITEM 6. SELECTED FINANCIAL DATA
(In thousands, except per share amounts)

Statement of Earnings Data

	Years ended April 30,				
	2012	2011	2010	2009	2008
Total revenue	**$ 6,987,804**	$ 5,635,240	$ 4,637,087	$ 4,690,525	$ 4,843,259
Cost of goods sold	**5,984,114**	4,754,173	3,844,735	3,966,919	4,155,493
Gross profit	**1,003,690**	881,067	792,352	723,606	687,766
Operating expenses	**688,431**	607,628	526,291	504,449	476,211
Depreciation and amortization	**96,552**	82,355	73,546	69,451	67,893
Interest, net	**35,192**	28,497	10,933	10,626	9,792
Loss on early retirement of debt	--------	11,350	--------	--------	--------
Earnings before income taxes	**183,515**	151,237	181,582	139,080	133,870
Federal and state income taxes	**66,724**	56,614	64,620	53,390	48,979
Net earnings	**$ 116,791**	$ 94,623	$ 116,962	$ 85,690	$ 84,891
Basic earnings per common share	**$ 3.07**	$ 2.24	$ 2.30	$ 1.69	$ 1.68
Diluted earnings per common share	**$ 3.04**	$ 2.22	$ 2.29	$ 1.68	$ 1.67
Weighted average number of common shares outstanding—basic	**38,068**	42,285	50,899	50,787	50,681
Weighted average number of common shares outstanding—diluted	**38,392**	42,567	51,053	50,917	50,859
Dividends paid per common share	**$ 0.60**	$ 0.505	$ 0.34	$ 0.30	$ 0.26

Balance Sheet Data

	As of April 30,				
	2012	2011	2010	2009	2008
Current assets	**$ 279,278**	$ 293,887	$ 310,085	$ 284,727	$ 313,256
Total assets	**1,774,815**	1,610,955	1,388,775	1,262,695	1,219,200
Current liabilities	**306,641**	294,500	240,886	221,243	259,099
Long-term debt, net of current maturities	**667,930**	678,680	154,754	167,887	181,443
Shareholders' equity	**506,041**	403,896	824,319	721,030	647,472

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollars and gallons in thousands, except per share amounts)

Please read the following discussion of the Company's financial condition and results of operations in conjunction with the selected historical consolidated financial data and consolidated financial statements and accompanying notes presented elsewhere in this Form 10-K.

Overview

The Company operates convenience stores under the name "Casey's General Store" in eleven Midwestern states, primarily Iowa, Missouri and Illinois. On April 30, 2012, there were a total of 1,699 stores in operation. All stores offer gasoline for sale on a self-serve basis and carry a broad selection of food (including freshly prepared foods such as pizza, donuts and sandwiches), beverages, tobacco products, health and beauty aids, automotive products and other non-food items. We derive our revenue from the retail sale of gasoline and the products offered in our stores.

Approximately 59% of all Casey's General Stores are located in areas with populations of fewer than 5,000 persons, while approximately 16% of all stores are located in communities with populations exceeding 20,000 persons. We operate a central warehouse, the Casey's Distribution Center, adjacent to our Corporate Headquarters facility in Ankeny, Iowa, through which we supply grocery and general merchandise items to our stores. At April 30, 2012, the Company owned the land at 1,678 store locations and the buildings at 1,685 locations, and leased the land at 21 locations and the buildings at 14 locations.

During the fourth quarter of fiscal 2012, the Company earned $0.61 in basic earnings per share compared to $0.60 per share for the same quarter a year ago. Fiscal 2012 basic earnings per share were $3.07 versus $2.24 for the prior year. The fiscal 2011 year-end results include approximately $27.4 million in costs pertaining to the Company's recapitalization plan completed in the second quarter of fiscal 2011 as well as the unsolicited hostile offer and related actions by Alimentation Couche-Tard Inc. The post tax impact on earnings was $17,591 using the 35.8% income tax rate which was the effective rate on those expenses after assessing their deductibility for income tax purposes within the subsidiary that the activity occurred in. Without those costs, year-to-date earnings would have been $2.65 per share last year using a weighted average share count of 42,284,664. We made this non-GAAP calculation to assist investors in comparing the financial performance of the Company without the non-operational costs associated with the unsolicited hostile offer. The Company's business is seasonal, and generally the Company experiences higher sales and profitability during the first and second fiscal quarters (May-October), when customers tend to purchase greater quantities of gasoline and certain convenience items such as beer and soft drinks.

During the 2012 fiscal year, we acquired 35 convenience stores from other parties and completed 30 new store constructions. In addition to this activity, the Company also replaced 10 stores and closed 3 stores during the year.

The fourth quarter results reflected a 2.5% increase in same-store gasoline gallons sold, with an average margin of approximately 13.7 cents per gallon. For the fiscal year, same-store gallons decreased 1.5% with an average margin of 15.3 cents per gallon. The Company's policy is to price to the competition, so the timing of retail price changes is driven by local competitive conditions.

Same store sales of grocery and other merchandise increased 8.5% and prepared foods and fountain increased 16.8% during the fourth quarter of fiscal 2012.

The Company has several energy initiatives designed to reduce operating expenses associated with energy consumption. The Company believes that reducing energy consumption where feasible is a sound long-term business strategy. While individually and in aggregate the financial impact of these initiatives may not be material, implementing them throughout our operations is a part of our overall expense management. Below is a list of some of the energy initiatives the Company is currently undertaking:

- We are pursuing LEED certification for the current new store design, and we expect we will obtain this in fiscal 2013.
- All newly constructed stores use 100 percent high efficiency LED lighting. Also, when we perform a major remodel of an existing store, the fluorescent lighting is replaced with LED lighting. Furthermore, new canopies over the fuel pumps are installed with time systems and photo eyes to help control the canopy lighting.
- Multiple paperless initiatives are going on throughout the Company, including going to paperless paystubs and W-2's where state law allows.
- Electric fuel tank heaters have been installed in our fleet of trucks, significantly reducing idle time. Futhermore, timers have been installed that automatically turn off the engine if it is idling for more than ten minutes.
- All of our store managers receive a portion of their pay in the form of incentive compensation. This encourages store managers to efficiently manage operating expenses, including utility expenses. All levels of supervision including executive officers and supervisory personnel within the store operations department receive some form of incentive compensation, and operating expenses have a direct impact on the amount of annual incentive compensation payments made to these employees.

For further information concerning the Company's operating environment and certain conditions that may affect future performance, see the "Forward-looking Statements" at the end of this Item 7.

Fiscal 2012 Compared with Fiscal 2011

Total revenue for fiscal 2012 increased 24% to $6,987,804, primarily due to a 20.3% increase in average gas prices, an increase in the number of gallons sold, and an increase in same-store inside sales (grocery & other merchandise and prepared food & fountain). Retail gasoline sales for the fiscal year were $5,092,311, an increase of 27.3%, and gallons sold increased 5.9% to 1,476,154. Inside sales increased 15.8% to $1,864,707, primarily due to the major remodels, the 24-hour conversions, the expansion of our pizza delivery program, and a greater number of stores in operation.

Total gross profit margin was 14.4% for fiscal 2012 compared with 15.6% for the prior year. The gas margin decreased to 4.4% in fiscal 2012 from 5.3% in fiscal 2011 primarily due to the increase in the retail price per gallon of gasoline sold. The grocery & other merchandise margin increased slightly to 32.5% in fiscal 2012 from 32.2% in fiscal 2011. The prepared food & fountain margin decreased to 60.7% from 62.2% primarily due to the higher commodity costs during fiscal 2012.

Operating expenses increased 13.3% in fiscal 2012. After adjusting for the $16 million in expenses associated with the unsolicited hostile offer by Couche-Tard in the prior year, expenses increased 16.4% primarily due to the major remodels, the 24-hour conversions, the expansion of our pizza delivery program and a greater number of stores in operation. Higher retail gasoline prices resulted in higher sales, which decreased the operating expense ratio to 9.9% of total revenue in fiscal 2012 from 10.8% in the prior year. Higher retail gasoline prices also increased our transportation costs and credit card fees during the year.

Depreciation and amortization expense increased 17.2% to $96,552 in fiscal 2012 from $82,355 in fiscal 2011. The increase was due to capital expenditures made in fiscal 2012.

The effective tax rate decreased 100 basis points to 36.4% in fiscal 2012 from 37.4% in fiscal 2011. The decrease in the effective tax rate was primarily due to higher federal tax credits for the current year. However, this result was partially offset by a higher taxable income.

Net earnings increased to $116,791 in fiscal 2012 from $94,623 in fiscal 2011. The increase was due primarily to the $17,591 post-tax impact on fiscal 2011 net earnings pertaining to the Company's recapitalization plan as well as the unsolicited hostile offer and related actions by Alimentation Couche-Tard, Inc., an increase in same store inside sales, the increase in the number of gasoline gallons sold, the 24-hour conversions, the major remodels, the expansion of our pizza delivery program, and a greater number of stores in operation from the prior year. However, this was partially offset by an increase in the operating expenses and a decrease in the average margin on prepared food & fountain sales.

Fiscal 2011 Compared with Fiscal 2010

Total revenue for fiscal 2011 increased 21.5% to $5,635,240, primarily due to a 15.8% increase in average gas prices, an increase in the number of gallons sold, and an increase in same-store inside sales (grocery & other merchandise and prepared food & fountain). Retail gasoline sales for the fiscal year were $3,998,702, an increase of 25.8%, and gallons sold increased 8.6% to 1,394,457. Inside sales increased 11.9% to $1,610,853, primarily due to increases in the cigarette and fountain sub-categories and a greater number of stores in operation.

Total gross profit margin was 15.6% for fiscal 2011 compared with 17.1% for the prior year. The gas margin decreased to 5.3% in fiscal 2011 from 5.6% in fiscal 2010 primarily due to the increase in the retail price per gallon of gasoline sold. The grocery & other merchandise margin decreased to 32.2% in fiscal 2011 from 33.6% in fiscal 2010 primarily due to a more competitive cigarette pricing environment. The prepared food & fountain margin decreased to 62.2% from 63.8% primarily due to the higher commodity costs during fiscal 2011.

Operating expenses increased 15.5% in fiscal 2011 primarily due to an increase of $8,957 in pre-tax charges related to the evaluation of and responses to the unsolicited offer and related actions by Alimentation Couche-Tard and the evaluation of the proposal from 7-Eleven. In fiscal 2010, the Company received a $1,543 rebate of contractual amounts of credit card transaction fees which should have been recorded in prior periods. When the impact of those two items are excluded, operating expenses would have increased 13.4% for the year. Higher retail gasoline prices resulted in higher sales, which decreased the operating expense ratio to 10.8% of total revenue in fiscal 2011 from 11.3% in the prior year. Higher retail gasoline prices also increased our transportation costs and credit card fees during the year.

Depreciation and amortization expense increased 12% to $82,355 in fiscal 2011 from $73,546 in fiscal 2010. The increase was due to capital expenditures made in fiscal 2011.

The effective tax rate increased 180 basis points to 37.4% in fiscal 2011 from 35.6% in fiscal 2010. The increase in the effective tax rate was primarily due to an upward adjustment to net deferred tax liabilities resulting from a significant income tax rate increase enacted for one state that normally contributes a substantial proportion of state income tax expense and the absence, as present in the prior year, of a tax benefit resulting from a change in an uncertain tax position relating to a refund of tax credits.

Net earnings decreased to $94,623 in fiscal 2011 from $116,962 in fiscal 2010. The decrease was due primarily to an increase in operating expenses from the prior year, an increase in interest expense due to the additional $569,000 principal amount outstanding on the 5.22% senior notes, the loss on the early retirement of the 7.38% senior notes and the 6.18% to 7.23% senior notes, a decrease in the average margin on prepared food & fountain sales and a decrease in the average margin on grocery & other merchandise sales. However, this was partially offset by an increase in the gross profit margin per gallon of gasoline sold.

COMPANY TOTAL REVENUE AND GROSS PROFIT BY CATEGORY

	Years ended April 30,		
	2012	2011	2010
Total revenue by category			
Gasoline	**$ 5,092,311**	$ 3,998,702	$ 3,177,490
Grocery & other merchandise	**1,364,995**	1,195,613	1,073,508
Prepared food & fountain	**499,712**	415,240	365,793
Other	**30,786**	25,685	20,296
	$ 6,987,804	$ 5,635,240	$ 4,637,087
Gross profit by category (1)			
Gasoline	**$ 226,559**	$ 212,038	$ 178,176
Grocery & other merchandise	**443,245**	385,250	360,432
Prepared food & fountain	**303,159**	258,151	233,507
Other	**30,727**	25,628	20,237
	$ 1,003,690	$ 881,067	$ 792,352

INDIVIDUAL STORE COMPARISONS (2)

	Years ended April 30,		
	2012	2011	2010
Average retail sales	**$ 4,117**	$ 3,497	$ 3,070
Average retail inside sales	**1,117**	1,015	958
Average gross profit on inside items	**448**	404	389
Average retail sales of gasoline	**3,000**	2,482	2,112
Average gross profit on gasoline (3)	**134**	132	119
Average operating income (4)	**191**	180	164
Average number of gallons sold	**870**	869	854

(1) Gross profits represent total revenue less cost of goods sold. Gross profit is given before charge for depreciation and amortization and credit card fees.

(2) Individual store comparisons include only those stores that had been in operation for at least one full year on April 30 of the fiscal year indicated.

(3) Retail gasoline profit margins have a substantial impact on our net income. Profit margins on gasoline sales can be adversely affected by factors beyond our control, including oversupply in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, and price competition from other gasoline marketers. Any substantial decrease in profit margins on retail gasoline sales or the number of gallons sold could have a material adverse effect on our earnings.

(4) Average operating income represents retail sales less cost of goods sold and operating expenses attributable to a particular

store; it excludes federal and state income taxes, Company operating expenses not attributable to a particular store, and our matching contribution paid to the 401(k) Plan.

SAME STORE SALES GROWTH BY CATEGORY

	Years ended April 30,		
	2012	2011	2010
Gasoline gallons	**-1.5%**	1.6%	-0.1%
Grocery & other merchandise	**6.7%**	4.6%	3.3%
Prepared food & fountain	**14.3%**	7.7%	4.2%

The same store sales comparison includes aggregated individual store results for all stores open throughout both periods presented. When comparing quarterly data the store must be open for each entire quarter. When comparing annual data, the store must be open for each entire fiscal year being compared.

Remodeled stores that remained open or were closed for just a very brief period of time (less than a week) during the period being compared remain in the same store sales comparison. If a store is replaced, either at the same location (razed and rebuilt) or relocated to a new location, it is removed from the comparison until the new store has been open for each entire period being compared. Newly constructed and acquired stores do not enter the calculation until they are open for each entire period being compared as well.

Critical Accounting Policies

Critical accounting policies are those accounting policies that we believe are important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective judgments, often because of the need to estimate the effects of inherently uncertain factors.

Inventory

Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market. For gasoline, cost is determined through the use of the first-in, first-out (FIFO) method. For merchandise inventories, cost is determined through the use of the last-in, first-out (LIFO) method for financial and income tax reporting applied to inventory values determined primarily by our FIFO accounting system for warehouse inventories and the retail inventory method (RIM) for store inventories, except for cigarettes, beer, pop, and prepared foods, which are valued at cost. RIM is an averaging method widely used in the retail industry because of its practicality.

Under RIM, inventory valuations are at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to sales. Inherent in the RIM calculations are certain management judgments and estimates that could affect the ending inventory valuation at cost and the resulting gross margins.

Vendor allowances include rebates and other funds received from vendors to promote their products. We often receive such allowances on the basis of quantitative contract terms that vary by product and vendor or directly on the basis of purchases made. Rebates are recognized as reductions of inventory costs when purchases are made; reimbursements of an operating expense (e.g., advertising) are recorded as reductions of the related expense.

Long-lived Assets

The Company periodically monitors closed and underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recognized to the extent the carrying value of the assets exceeds their estimated fair value. Fair value is based on management's estimate of the future cash flows to be generated and the amount that could be realized from the sale of assets in a current transaction between willing parties, which are considered Level 3 inputs. The estimate is derived from offers, actual sale or disposition of assets subsequent to year-end, and other indications of fair value. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for us is generally on a store-by-store basis. We recorded impairment charges of $226 in fiscal 2012, $348 in fiscal 2011, and $100 in fiscal 2010.

Self-insurance

We are primarily self-insured for workers' compensation, general liability, and automobile claims. The self-insurance claim liability is determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. Actuarial projections of the losses are employed due to the high degree of variability in the liability estimates. Some factors affecting the uncertainty of claims include the development time frame, settlement patterns, litigation and adjudication direction, and medical treatment and cost trends. The liability is not discounted. The balance of our self-insurance reserves were $23,701 and $22,129 for the years ended April 30, 2012 and 2011, respectively.

Goodwill

Goodwill and intangible assets with indefinite lives are tested for impairment at least annually. The Company assesses impairment annually at year-end using a market based approach to establish fair value. All of the goodwill assigned to the individual stores is aggregated into a single reporting unit due to the similar economic characteristics of the stores. As of April 30, 2012, there was $104,385 of goodwill and management's analysis of recoverability completed as of the fiscal year-end yielded no evidence of impairment and no events have occurred since the annual test indicating a potential impairment.

Liquidity and Capital Resources

Due to the nature of our business, cash provided by operations is our primary source of liquidity. We finance our inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover. This turnover allows us to conduct operations without large amounts of cash and working capital. As of April 30, 2012, the Company's ratio of current assets to current liabilities was .91 to 1. The ratio at April 30, 2011 and at April 30, 2010 was 1 to 1. We believe our current $100,000 bank line of credit together with cash flow from operations will be sufficient to satisfy the working capital needs of our business.

Net cash provided by operating activities increased $33,436 (12.8%) in the year ended April 30, 2012, primarily because of a large increase in net earnings and a large decrease in income taxes receivable. This result was partially offset by decreases in accounts payable and the loss on early retirement of debt. Cash used in investing activities in the year ended April 30, 2012 decreased $47,391 (14.6%) primarily due to the decrease in the store acquisitions from the prior year. Cash used in financing activities decreased $7,624 (27.2%), primarily due to the decrease in the repayments of long-term debt.

Capital expenditures represent the single largest use of Company funds. We believe that by reinvesting in stores, we will be better able to respond to competitive challenges and increase operating efficiencies. During fiscal 2012, we expended $280,318 for property and equipment, primarily for construction, acquisition, and remodeling of stores compared with $328,140 in the prior year. In fiscal 2013, we anticipate expending between $276,000 and $338,000, primarily from existing cash and funds generated by operations, for construction, acquisition, and remodeling of stores.

As of April 30, 2012, we had long-term debt, net of current maturities, of $667,930 consisting of $569,000 in principal amount of 5.22% senior notes, $90,000 in principal amount of 5.72% senior notes, series A and B; and $8,930 of capital lease obligations.

Interest on the 5.22% senior notes is payable on the 9th day of each February and August. Principal on the 5.22% senior notes is payable in full on August 9, 2020. We may prepay the 5.22% notes in whole or in part at any time in an amount of not less than $2,000 at a redemption price calculated in accordance with the Note Agreement dated August 9, 2010 between the Company and the purchasers of the 5.22% senior notes.

Interest on the 5.72% senior notes series A and series B is payable on the 30th day of each March and September. Principal on the senior notes series A and series B is payable in various installments beginning September 30, 2012. We may prepay the 5.72% senior notes series A and series B in whole or in part at any time in an amount of not less than $2,000 at a redemption price calculated in accordance with the Note Agreement dated September 29, 2006 between the Company and the purchasers of the 5.72% senior notes series A and series B.

To date, we have funded capital expenditures primarily through funds generated from operations, the proceeds of the sale of common stock, issuance of 6.25% convertible subordinated debentures (converted into shares of common stock in 1994), the previously described senior notes, and a mortgage note. Future capital required to finance operations, improvements, and the anticipated growth in the number of stores is expected to come from cash generated by operations, the bank line of credit, and additional long-term debt or other securities as circumstances may dictate. We do not expect such capital needs to adversely affect liquidity.

The table below presents our significant contractual obligations, including interest, at April 30, 2012:

Contractual obligations	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior notes	$ 941,356	45,279	83,627	96,696	715,754
Mortgage notes	23	23	--------	--------	--------
Capital lease obligations	17,287	1,266	2,160	1,399	12,462
Operating lease obligations	2,863	928	1,124	330	481
Unrecognized tax benefits	7,538	--------	--------	--------	--------
Deferred compensation	14,698	--------	--------	--------	--------
Total	$ 983,765	47,496	86,911	98,425	728,697

Unrecognized tax benefits relate to uncertain tax positions and since we are not able to reasonably estimate the timing of the payments or the amount by which the liability will increase or decrease over time, the related balances have not been reflected in the "Payments due by period" section of the table.

At April 30, 2012, the Company had a total of $7,538 in gross unrecognized tax benefits. Of this amount, $4,900 represents the amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate. These unrecognized tax benefits relate to the state income tax filing positions and federal tax credits claimed for the Company's corporate subsidiaries. The total amount of accrued interest and penalties for such unrecognized tax benefits was $249 as of April 30, 2012. Interest and penalties related to income taxes are classified as income tax expense in our consolidated financial statements. The federal statute of limitations remains open for the years 2009 and forward. Tax years 2008 and forward are subject to audit by state tax authorities depending on open statute of limitations waivers and the tax code of each state.

A number of years may elapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the expiration of the statute of limitations, examinations or other unforeseen circumstances. As of April 30, 2012, the Company has no ongoing federal income tax examination. One state has an examination in progress. The Company did not have any outstanding litigation related to tax matters. At this time, management believes it is reasonably possible the aggregate amount of unrecognized tax benefits will decrease by $1,370 within the next 12 months. This expected decrease is due to the expiration of statute of limitations related to certain federal and state income tax filing positions.

Included in long-term liabilities on our consolidated balance sheet at April 30, 2012, was a $14,698 obligation for deferred compensation. As the specific payment dates for the deferred compensation are unknown due to the unknown retirement dates of many of the participants, the related balances have not been reflected in the "Payments due by period" section of the table. However, certain payments will be due during the next 5 years.

At April 30, 2012, we were partially self-insured for workers' compensation claims in all eleven states of our marketing territory; we also were partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $15,000 and $12,000, respectively, were issued and outstanding at April 30, 2012 and 2011, on the insurance company's behalf. We renew the letters of credit on an annual basis.

Forward-looking Statements

This Form 10-K contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended. Forward-looking statements represent our expectations or beliefs concerning future events, including (i) any statements regarding future sales and gross profit percentages, (ii) any statements regarding the continuation of historical trends, and (iii) any statements regarding the sufficiency of the Company's cash balances and cash generated from operations and financing activities for the Company's future liquidity and capital resource needs. The words *believe, expect, anticipate, intend, estimate, project* and similar expressions are intended to identify forward-looking statements. We caution you that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including without limitations the factors described in this Form 10-K.

We ask you not to place undue reliance on such forward-looking statements because they speak only of our views as of the statement dates. Although we have attempted to list the important factors that presently affect the Company's business and operating results, we further caution you that other factors may in the future prove to be important in affecting the Company's results of operations. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the Company's actual results to differ materially from those contemplated in any forward-looking statements include, among others, the following:

Competition

Our business is highly competitive and marked by ease of entry and constant change in terms of the numbers and type of retailers offering the products and services found in stores. Many of the food (including prepared foods) and nonfood items similar or identical to those we sell are generally available from a variety of competitors in the communities served by our stores, and we compete with other convenience store chains, gasoline stations, supermarkets, drug stores, discount stores, club stores, mass merchants, and fast-food outlets (with respect to the sale of prepared foods). Sales of nongasoline items (particularly prepared food items) have contributed substantially to our gross profit on retail sales in recent years. Gasoline sales are intensely competitive. We compete for gasoline sales with both independent and national brand gasoline stations, other convenience store chains, and several nontraditional gasoline retailers such as supermarkets in specific markets. Some of these other gasoline retailers may have access to more favorable arrangements for gasoline supply than do we or the firms that supply our stores. Some of our competitors have greater financial, marketing, and other resources than we have and therefore may be able to respond better to changes in the economy and new opportunities within the industry.

Gasoline Operations

Gasoline sales are an important part of our revenue and earnings, and retail gasoline profit margins have a substantial impact on our net income. Profit margins on gasoline sales can be affected adversely by factors beyond our control, including the supply of gasoline available in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, increases in wholesale gasoline costs generally during a period, and price competition from other gasoline marketers. The market for crude oil and domestic wholesale petroleum products is volatile and is affected by general political conditions and instability in oil producing regions such as the Middle East and South America. The volatility of the wholesale gasoline market makes it extremely difficult to predict the impact of future wholesale cost fluctuation on our operating results and financial conditions. These factors could materially affect gasoline gallon volume, gasoline gross profit, and overall customer traffic levels at stores. Any substantial decrease in profit margins on gasoline sales or in the number of gallons sold by stores could have a material adverse effect on our earnings.

The Company purchases its gasoline from a variety of independent national and regional petroleum distributors. Although in recent years suppliers have not experienced any difficulties in obtaining sufficient amounts of gasoline to meet our needs, unanticipated national and international events could result in a reduction of gasoline supplies available for distribution. Any substantial curtailment in our gasoline supply would reduce gasoline sales. Further, we believe a significant amount of our business results from the patronage of customers primarily desiring to purchase gasoline; accordingly, reduced gasoline supplies could adversely affect the sale of nongasoline items. Such factors could have a material adverse impact on our earnings and operations.

Tobacco Products

Sales of tobacco products represent a significant portion of our revenues. Significant increases in wholesale cigarette costs and tax increases on tobacco products as well as national and local campaigns to discourage smoking in the United States could have an adverse effect on the demand for cigarettes sold by stores. We attempt to pass price increases on to our customers, but competitive pressures in specific markets may prevent us from doing so. These factors could materially affect the retail price of cigarettes, the volume of cigarettes sold by stores, and overall customer traffic.

Environmental Compliance Costs

The United States Environmental Protection Agency and several of the states in which we do business have adopted laws and regulations relating to underground storage tanks used for petroleum products. In the past, we have incurred substantial costs to comply with such regulations, and additional substantial costs may be necessary in the future. Several states in which we do business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs. Any reimbursements received in respect to such costs typically are subject to statutory provisions requiring repayment of the reimbursed funds for any future noncompliance with upgrade provisions or other applicable laws. Although we regularly accrue expenses for the estimated costs related to future corrective action or remediation efforts, there can be no assurance that the accrued amounts will be sufficient to pay such costs or that we have identified all environmental liabilities at all of our current store locations. In addition, there can be no assurance that we will not incur substantial expenditures in the future for remediation of contamination or related claims that have not been discovered or asserted with respect to existing store locations or locations that we may acquire in the future, that we will not be subject to any claims for reimbursement of funds disbursed to us under the various state programs, and/or that additional regulations or amendments to existing regulations will not require additional expenditures beyond those presently anticipated.

Seasonality of Sales

Company sales generally are strongest during its first two fiscal quarters (May–October) and weakest during the third and fourth fiscal quarters (November–April). In the warmer months, customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice. Difficult weather conditions (such as flooding, prolonged rain, or snowstorms) in any quarter, however, may adversely reduce sales at affected stores and may have an adverse impact on our earnings for that period.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's exposure to market risk for changes in interest rates relates primarily to our investment portfolio and long-term debt obligations. We place our investments with high-quality credit issuers and, by policy, limit the amount of credit exposure to any one issuer. Our first priority is to reduce the risk of principal loss. Consequently, we seek to preserve our invested funds by limiting default risk, market risk, and reinvestment risk. We mitigate default risk by investing in only high-quality credit securities that we believe to be low risk and by positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. We believe an immediate 100-basis-point move in interest rates affecting our floating and fixed rate financial instruments as of April 30, 2012 would have no material effect on pretax earnings.

In the past, we have used derivative instruments such as options and futures to hedge against the volatility of gasoline cost and were at risk for possible changes in the market value of those derivative instruments. No such derivative instruments were used during fiscal year 2012, 2011, or 2010. However, we do from time to time, participate in a forward buy of certain commodities, primarily cheese and coffee.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Casey's General Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries (the Company) as of April 30, 2012 and 2011, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 2012. We also have audited the Company's internal control over financial reporting as of April 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A (Controls and Procedures). Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/KPMG LLP

Des Moines, Iowa
June 26, 2012

CASEY'S GENERAL STORES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	April 30,	
Assets	**2012**	2011
Current assets		
Cash and cash equivalents	**$ 55,919**	$ 59,572
Receivables	**21,700**	20,154
Inventories	**170,794**	159,200
Prepaid expenses	**1,298**	1,180
Deferred income taxes	**13,143**	10,405
Income taxes receivable	**16,424**	43,376
Total current assets	**279,278**	293,887
Property and equipment, at cost		
Land	**381,756**	348,456
Buildings and leasehold improvements	**807,795**	724,170
Machinery and equipment	**1,035,651**	907,483
Leasehold interest in property and equipment	**14,545**	14,538
	2,239,747	1,994,647
Less accumulated depreciation and amortization	**860,998**	777,342
Net property and equipment	**1,378,749**	1,217,305
Other assets, net of amortization	**12,403**	11,721
Goodwill	**104,385**	88,042
Total assets	**$ 1,774,815**	$ 1,610,955
Liabilities and Shareholders' Equity		
Current liabilities		
Notes payable to bank	**$ -**	$ 600
Current maturities of long-term debt	**10,737**	1,167
Accounts payable	**211,165**	215,675
Accrued expenses		
Wages and related taxes	**15,010**	13,014
Property taxes	**19,111**	17,283
Insurance	**23,701**	22,129
Other	**26,917**	24,632
Total current liabilities	**306,641**	294,500
Long-term debt, net of current maturities	**667,930**	678,680
Deferred income taxes	**260,405**	203,078
Deferred compensation	**14,698**	13,858
Other long-term liabilities	**19,100**	16,943
Total liabilities	**1,268,774**	1,207,059
Commitments and contingencies		
Shareholders' equity		
Preferred stock, no par value, none issued	**-**	-
Common stock, no par value, 38,140,309 and 37,966,709 shares issued and outstanding at April 30, 2012 and 2011, respectively	**12,199**	3,996
Retained earnings	**493,842**	399,900
Total shareholders' equity	**506,041**	403,896
Total liabilities and shareholders' equity	**$ 1,774,815**	$ 1,610,955

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share amounts)

	Years ended April 30,		
	2012	2011	2010
Total revenue	**$ 6,987,804**	$ 5,635,240	$ 4,637,087
Cost of goods sold (exclusive of depreciation, shown separately below)	**5,984,114**	4,754,173	3,844,735
Gross profit	**1,003,690**	881,067	792,352
Operating expenses	**688,431**	607,628	526,291
Depreciation and amortization	**96,552**	82,355	73,546
Interest, net	**35,192**	28,497	10,933
Loss on early retirement of debt	**-**	11,350	-
Earnings before income taxes	**183,515**	151,237	181,582
Federal and state income taxes	**66,724**	56,614	64,620
Net earnings	**$ 116,791**	$ 94,623	$ 116,962
Earnings per common share			
Basic	**$ 3.07**	$ 2.24	$ 2.30
Diluted	**$ 3.04**	$ 2.22	$ 2.29

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except per share and per share amounts)

	Common Stock	Retained Earnings	Total
Balance at April 30, 2009	$ 60,804	$ 660,226	$ 721,030
Net earnings	-	116,962	116,962
Payment of dividends (34 cents per share)	-	(17,308)	(17,308)
Proceeds from exercise of stock options (83,450 shares)	1,239	-	1,239
Tax benefits related to nonqualified stock options	365	-	365
Stock based compensation	2,031	-	2,031
Balance at April 30, 2010	$ 64,439	$ 759,880	$ 824,319
Net earnings	-	94,623	94,623
Payment of dividends (50.5 cents per share)	-	(20,467)	(20,467)
Repurchase of common stock (13,157,894 shares)	(66,890)	(434,136)	(501,026)
Proceeds from exercise of stock options (184,441 shares)	3,733	-	3,733
Tax benefits related to nonqualified stock options	648	-	648
Stock based compensation	2,066	-	2,066
Balance at April 30, 2011	$ 3,996	$ 399,900	$ 403,896
Net earnings	-	116,791	116,791
Payment of dividends (60 cents per share)	-	(22,849)	(22,849)
Proceeds from exercise of stock options (159,600 shares)	3,249	-	3,249
Tax benefits related to nonqualified stock options	1,162	-	1,162
Stock based compensation	3,792	-	3,792
Balance at April 30, 2012	**$ 12,199**	**$ 493,842**	**$ 506,041**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

	Years ended April 30,		
	2012	2011	2010
Cash flows from operating activities			
Net earnings	**$ 116,791**	$ 94,623	$ 116,962
Adjustments to reconcile net earnings to net cash provided by operations			
Depreciation and amortization	**96,552**	82,355	73,546
Other amortization	**347**	988	203
Stock-based compensation	**3,792**	2,066	2,031
Loss (gain) on sale of property and equipment	**1,428**	(80)	456
Deferred income taxes	**54,589**	60,861	18,171
Excess tax benefits related to stock option exercises	**(1,162)**	(648)	(365)
Loss on early retirement of debt	**-**	11,350	-
Changes in assets and liabilities			
Receivables	**(1,546)**	(8,043)	(1,223)
Inventories	**(8,647)**	(26,527)	(15,886)
Prepaid expenses	**(118)**	(51)	87
Accounts payable	**(4,510)**	70,341	29,898
Accrued expenses	**7,399**	5,516	(6,567)
Income taxes receivable	**29,508**	(31,266)	(3,649)
Other, net	**456**	(42)	404
Net cash provided by operating activities	**294,879**	261,443	214,068
Cash flows from investing activities			
Purchase of property and equipment	**(240,874)**	(214,573)	(129,233)
Payments for acquisition of businesses	**(39,444)**	(113,567)	(45,688)
Proceeds from sales of property and equipment	**2,196**	2,627	1,769
Net cash used in investing activities	**(278,122)**	(325,513)	(173,152)
Cash flows from financing activities			
Proceeds from long-term debt	**-**	569,000	-
Payments of long-term debt	**(1,372)**	(69,172)	(19,231)
Net borrowing of short-term debt	**(600)**	600	-
Proceeds from exercise of stock options	**3,249**	3,733	1,239
Payments of cash dividends	**(22,849)**	(20,467)	(17,308)
Repurchase of common stock	**-**	(501,026)	-
Payments of prepayment penalties	**-**	(11,350)	-
Excess tax benefits related to stock option exercises	**1,162**	648	365
Net cash used in financing activities	**(20,410)**	(28,034)	(34,935)
Net (decrease) increase in cash and cash equivalents	**(3,653)**	(92,104)	5,981
Cash and cash equivalents at beginning of year	**59,572**	151,676	145,695
Cash and cash equivalents at end of year	**$ 55,919**	$ 59,572	$ 151,676

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Cash paid (received) during the year for			
Interest, net of amount capitalized	**$ 35,403**	$ 34,691	$ 11,677
Income taxes	**(17,973)**	26,113	48,825
Noncash investing and financing activities			
Property and equipment acquired through notes payable and capitalized lease obligations	**191**	689	2,234

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share and per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

Operations Casey's General Stores, Inc. and its subsidiaries (the Company/Casey's) operate 1,699 convenience stores in 11 Midwest states. The stores are located primarily in smaller communities, many with populations of less than 5,000. Retail sales in 2012 were distributed as follows: 73% gasoline, 20% grocery & other merchandise, and 7% prepared food & fountain. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

Principles of consolidation The consolidated financial statements include the financial statements of Casey's General Stores, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect 1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and 2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents Cash equivalents consist of money market funds. We consider all highly liquid investments with a maturity at purchase of three months or less to be cash equivalents.

Inventories Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market; in-store inventory (excluding cigarettes, beer, beverages, and prepared foods, which are stated at cost) is determined by the retail inventory method (RIM). Cost is determined using the first-in, first-out (FIFO) method for gasoline and the last-in, first-out (LIFO) method for merchandise. The excess of current cost over the stated LIFO value was $41,805 and $36,698 at April 30, 2012 and 2011, respectively. There were no material LIFO liquidations during the periods presented. Below is a summary of the inventory values at April 30, 2012 and 2011:

	Fiscal 2012	Fiscal 2011
Gasoline	**83,063**	81,964
Merchandise	**87,731**	77,236
Total inventory	**170,794**	159,200

Vendor allowances include rebates and other funds received from vendors to promote their products. The Company often receives such allowances on the basis of quantitative contract terms that vary by product and vendor or directly on the basis of purchases made. Vendor rebates in the form of rack display allowances are treated as a reduction in cost of sales and are recognized incrementally over the period covered by the applicable rebate agreement. The rack display allowances are funds that we receive from various vendors for allocating certain shelf space to carry their specific products or to introduce new products in our stores for a particular period of time. These funds do not represent reimbursements of specific, incremental, identifiable costs incurred by us in selling the vendor's products. Vendor rebates in the form of billbacks are treated as a reduction in cost of sales and are recognized at the time the product is sold. Reimbursements of an operating expense (e.g., advertising) are recorded as reductions of the related expense.

Goodwill Goodwill and intangible assets with indefinite lives are tested for impairment at least annually. The Company assesses impairment annually at year-end using a market based approach to establish fair value. All of the goodwill assigned to the individual stores is aggregated into a single reporting unit due to the similar economic characteristics of the stores. As of April 30, 2012, there was $104,385 of goodwill, and management's analysis of recoverability completed as of the fiscal year-end yielded no evidence of impairment.

Store closings and asset impairment The Company writes down property and equipment of stores it is closing to estimated net realizable value at the time management commits to a plan to close such stores and begins active marketing of the stores. The Company bases the estimated net realizable value of property and equipment on its experience in utilizing and/or disposing of similar assets and on estimates provided by its own and/or third-party real estate experts.

The Company monitors closed and underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recognized to the extent carrying value of the assets exceeds their estimated fair value. Fair value is based on management's estimate of the price that would be received to sell an asset in an orderly transaction between market participants. The estimate is derived from offers, actual sale or disposition of assets subsequent to year-end, and other indications of fair value, which are considered Level 3 inputs. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company is generally on a store-by-store basis. The Company incurred impairment charges of $226 in fiscal 2012, $348 in fiscal 2011, and $100 in fiscal 2010. Impairment charges are a component of operating expenses.

Depreciation and amortization Depreciation of property and equipment and amortization of capital lease assets are computed principally by the straight-line method over the following estimated useful lives:

Buildings	25-40 years
Machinery and equipment	5-30 years
Leasehold interest in property and equipment	Lesser of term of lease or life of asset
Leasehold improvements	Lesser of term of lease or life of asset

Excise taxes Excise taxes approximating $527,000, $495,000, and $454,000 on retail gasoline sales are included in total revenue and cost of goods sold for fiscal 2012, 2011, and 2010, respectively.

Income taxes The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company calculates its current and deferred tax provision based on estimates and assumptions that could differ from actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

Revenue recognition The Company recognizes retail sales of gasoline, grocery & other merchandise, prepared food & fountain, and commissions on lottery, prepaid phone cards, and video rentals at the time of the sale to the customer. Sales taxes collected from customers and remitted to the government are recorded on a net basis in the consolidated financial statements.

Earnings per common share Basic earnings per share have been computed by dividing net earnings by the weighted average shares outstanding during each of the years. The calculation of diluted earnings per share treats stock options and restricted stock units outstanding as potential common shares to the extent they are dilutive.

Asset retirement obligations The Company recognizes the estimated future cost to remove underground storage tanks over the estimated useful life of the storage tank. The Company records a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset at the time an underground storage tank is installed. The Company amortizes the amount added to other assets and recognizes accretion expense in connection with the discounted liability over the remaining life of the tank. The estimates of the anticipated future costs for removal of an underground storage tank are based on our prior experience with removal. The cost estimates are compared to the actual removal cost experienced on an annual basis, and when the actual costs exceed our original estimates, an additional liability for estimated future costs to remove the underground storage tanks will be recognized. Because these estimates are subjective and are currently based on historical costs with adjustments for estimated future changes in the associated costs, we expect the dollar amount of these obligations to change as more information is obtained.

There were no material changes in our asset retirement obligation estimates during fiscal 2012. The recorded asset for asset retirement obligations was $7,343 and $6,926 at April 30, 2012 and 2011, respectively, and is recorded in other assets, net of amortization. The discounted liability was $11,313 and $10,549 at April 30, 2012 and 2011, respectively, and is recorded in other long-term liabilities.

Environmental remediation liabilities The Company accrues for environmental remediation liabilities when it is probable a liability has been incurred and the amount of loss can be reasonably estimated.

Derivative instruments The Company occasionally has used derivative instruments such as options and futures to hedge against the volatility of gasoline cost, under which the Company was at risk for possible changes in the market value for these derivative instruments. There were no such options or futures contracts as of or during the years ended April 30, 2012, 2011, or 2010.

Stock-based compensation Stock-based compensation is recorded based upon the fair value of the award on the grant date. The cost of the award is recognized in the statement of earnings over the vesting period of the award.

Segment reporting As of April 30, 2012 we operated 1,699 stores in 11 states. Our stores offer a broad selection of merchandise, fuel and other products and services designed to appeal to the convenience needs of our customers. We manage the business on the basis of one operating segment and therefore, have only one reportable segment. Our stores sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of customers. We make specific disclosures concerning the three broad merchandise categories of gasoline, grocery & other merchandise, and prepared food and fountain because it makes it easier for us to discuss trends and operational initiatives within our business and industry. Although we can separate gross margins within these categories (and further sub-categories), the operating expenses associated with operating a store that sells these products are not separable by these three categories.

Recent accounting pronouncements Effective May 1, 2012, the Company will adopt new accounting guidance which revises the manner in which we present comprehensive income in our financial statements. The new guidance removes the presentation options previously allowed and requires us to report components of comprehensive income as part of the consolidated statement of income or as a separate consolidated statement of comprehensive income. The revised guidance will not change the items that must be reported in other comprehensive income. Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are not included in net income, but rather are recorded directly in stockholders' equity. This guidance, which is to be applied retrospectively, is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. This guidance only affects presentation and disclosure and will not have a material impact on our consolidated financial statements.

Effective May 1, 2012, we will adopt new guidance that is intended to simplify goodwill impairment testing by adding a qualitative review step to assess whether the required quantitative impairment analysis that exists today is necessary. The fair value calculation for goodwill will not be required unless we conclude, based on the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its book value. If such a decline in fair value is deemed more likely than not to have occurred, then the quantitative goodwill impairment test that exists under current GAAP must be completed; otherwise, goodwill is deemed to be not impaired and no further testing is required until the next annul test date (or sooner if conditions or events before that date raise concerns of potential impairment in the business). The amended goodwill impairment guidance does not affect the manner in which a company estimates fair value. It is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, but early adoption is permitted. We do not expect it to have a material impact on our consolidated financial statements.

2. ACQUISITIONS

During the year ended April 30, 2012, the Company acquired 35 stores through a variety of single store and multi-store transactions with several unrelated third parties. The acquisitions were recorded by allocating the cost of the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill. All of the goodwill associated with these transactions will be deductible for income tax purposes over 15 years.

Allocation of the purchase price for the transactions in aggregate is as follows (in thousands):

Assets acquired:	
Inventories	$ 2,947
Property and equipment	20,415
Total assets	23,362
Liabilities assumed:	
Accrued expenses	282
Total liabilities	282
Net tangible assets acquired	23,080
Goodwill	16,364
Total consideration paid	$ 39,444

The following unaudited pro forma information presents a summary of our consolidated results of operations as if the transactions referenced above occurred at the beginning of the fiscal year for each of the periods presented (amounts in thousands, except per share data):

	Years Ended April 30,	
	2012	2011
Total revenue	**$ 7,021,256**	5,790,215
Net earnings	**$ 117,727**	99,138
Earnings per common share		
Basic	**$ 3.09**	2.34
Diluted	**$ 3.07**	2.33

3. FAIR VALUE OF FINANCIAL INSTRUMENTS AND LONG-TERM DEBT

A summary of the fair value of the Company's financial instruments follows.

Cash and cash equivalents, receivables, and accounts payable The carrying amount approximates fair value due to the short maturity of these instruments or the recent purchase of the instruments at current rates of interest.

Long-term debt The fair value of the Company's long-term debt and capital lease obligations is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt and capital lease obligations was approximately $691,000 and $647,000, respectively, at April 30, 2012 and 2011.

The next table delineates the Company's long-term debt at carrying amount.

	As of April 30,	
	2012	2011
Capitalized lease obligations discounted at 5.22% to 7.09% due in various monthly installments through 2048 (Note 7)	$ **9,645**	10,344
Mortgage notes payable due in various installments through January 2013 with interest at 6%	**22**	503
5.72% senior notes due in 14 installments beginning September 30, 2012 and ending March 30,2020	**100,000**	100,000
5.22% senior notes due August 9, 2020	**569,000**	569,000
	678,667	679,847
Less current maturities	**10,737**	1,167
	$ **667,930**	678,680

The Company has a current line of credit arrangement with two Promissory Notes, each in the principal amount of $50,000 (together, the "Notes"). The Notes evidence a revolving line of credit in the aggregate principal amount of $100,000 and bear interest at variable rates subject to change from time to time based on changes in an independent index referred to in the Notes as the Federal Funds Offered Rate (the "Index"). The interest rate to be applied to the unpaid principal balance of the first Note will be at a rate of 0.750% over the Index, resulting in an initial rate of 0.850% per annum. The interest rate applicable to the second note is 1.000% over the Index, resulting in an initial rate of 1.100% per annum. There was no balance owed at April 30, 2012 and $600 owed at April 30, 2011 with a weighted average interest rate of 0.85%.

Interest expense is net of interest income of $208, $360, and $300 for the years ended April 30, 2012, 2011, and 2010, respectively. Interest expense in the amount of $674, $406, and $431 was capitalized during the years ended April 30, 2012, 2011, and 2010, respectively.

Various debt agreements contain certain operating and financial covenants. At April 30, 2012, the Company was in compliance with all covenants. Listed below are the aggregate maturities of long-term debt, including capitalized lease obligations, for the 5 years commencing May 1, 2012 and thereafter

Years ended April 30,		
2013	$	10,737
2014		15,759
2015		439
2016		15,278
2017		15,250
Thereafter		621,204
	$	678,667

4. PREFERRED AND COMMON STOCK

Preferred stock The Company has 1,000,000 authorized shares of preferred stock of which 250,000 shares have been designated as Series A Serial Preferred Stock. No shares have been issued.

Common stock The Company currently has 120,000,000 authorized shares of common stock.

Preferred share purchase rights On April 16, 2010, the Board of Directors adopted a Rights Plan, providing for the distribution of one right for each share of common stock outstanding. Each right entitled the holder to purchase one one-thousandth (1/1000th) of a share of Series A Serial Preferred Stock, no par value per share, of the Company at a price of $95.00. Each right also entitled the holder to purchase common shares in the surviving entity at 50% of the market price. The rights generally became exercisable at the discretion of the Board of Directors following a public announcement that 15% or more of the Company's common stock has been acquired or an intent to acquire has become apparent. The rights expired on April 15, 2011.

Stock option plans The 2009 Stock Incentive Plan (the "Plan"), was approved by the Board of Directors in June 2009 and approved by the shareholders in September 2009. The Plan replaced the 2000 Option Plan and the Non-employee Director Stock Plan (together, the "Prior Plans"). There are 4,428,604 shares available for grant at April 30, 2012 under the Plan. Awards made under the Plan may take the form of stock options, restricted stock or restricted stock units. Each share issued pursuant to a stock option will be counted as one share, and each share issued pursuant to an award of restricted stock or restricted stock units will reduce the shares available for grant by two. Additional information regarding the Plan is provided in the Company's 2011 Proxy Statement. Under the Company's Prior Plans, options could have been granted to non-employee directors, certain officers, and key employees to purchase an aggregate of 5,260,000 shares of common stock. At April 30, 2012, options for 1,053,509 shares (which expire between 2013 and 2021) were outstanding. All stock option shares issued are ~~previously unissued~~ authorized shares.

On May 1, 2009, stock options totaling 16,000 shares were granted to the non-employee members of the Board. These awards vested immediately and compensation expense was recognized at that time.

On June 23, 2009, stock options totaling 361,000 shares were granted to certain officers and key employees. These awards will vest on June 23, 2012, and compensation expense is being recognized ratably over the vesting period.

On June 23, 2010, restricted stock units with respect to a total of 14,000 shares were granted to the non-employee members of the Board. This award was also granted at no cost to the non-employee members of the Board. This award vested immediately and compensation expense was recognized at that time.

On March 22, 2011, restricted stock units with respect to a total of 14,000 shares were granted to the non-employee members of the Board. This award was also granted at no cost to the non-employee members of the Board. This award vested on May 1, 2011, and compensation expense was recognized ratably over the vesting period.

On June 10, 2011, restricted stock units with respect to a total of 9,198 shares were granted to certain employees under the annual incentive compensation program. These awards will vest on June 10, 2014 and compensation expense is being recognized ratably over the vesting period.

On June 23, 2011, stock options totaling 441,000 shares were granted to certain officers and key employees. These awards will vest on June 23, 2014, and compensation expense is being recognized ratably over the vesting period.

On June 23, 2011, restricted stock units totaling 15,000 shares were granted to the CEO. This award was also granted at no cost to the employee. This award will vest on June 23, 2014 and compensation expense is currently being recognized ratably over the vesting period.

On September 16, 2011, restricted stock units with respect to a total of 14,000 shares were granted to the non-employee members of the Board. This award was also granted at no cost to the non-employee members of the Board. This award will vest on May 1, 2012 and compensation expense is currently being recognized ratably over the vesting period.

The 2000 Stock Option Plan allowed the grant of options with an exercise price equal to the fair value of the Company's stock on the date of grant that expired ten years after the date of grant. Vesting was generally over a three to five-year service period. The Non-employee Directors' Stock Option Plan allowed the grant of options with an exercise price equal to the average of the last reported sale prices of shares of common stock on the last trading day of each of the twelve months preceding the award of the option. The term of such options was ten years from the date of grant, and each option is exercisable immediately upon grant. The aggregate number of shares of Common Stock that could have been granted pursuant to the Director Stock Plan was 200,000 shares, subject to adjustment to reflect any future stock dividends, stock splits, or other relevant capitalization changes.

The following table shows the stock option and restricted stock unit activity during the periods indicated:

	Number of restricted stock units	Number of option shares	Weighted average option exercise price
Balance at April 30, 2009	-	678,000	$ 20.45
Granted	-	377,000	25.27
Exercised	-	(83,450)	14.85
Forfeited	-	(12,000)	24.41
Balance at April 30, 2010	-	959,550	$ 22.78
Granted	28,000	-	0.00
Exercised	-	(184,441)	20.24
Forfeited	-	-	0.00
Balance at April 30, 2011	28,000	775,109	$ 23.38
Granted	38,198	441,000	44.39
Exercised	-	(159,600)	20.36
Forfeited	-	(3,000)	36.19
Balance at April 30, 2012	**66,198**	**1,053,509**	**$** 32.59

At April 30, 2012, all outstanding options had an aggregate intrinsic value of $25,029 and a weighted average remaining contractual life of 7.2 years. The vested options totaled 276,009 shares with a weighted average exercise price of $22.82 per share and a weighted average remaining contractual life of 5.8 years. The aggregate intrinsic value for the vested options as of April 30, 2012 was $9,255. The aggregate intrinsic value for the total of all options exercised during the year ended April 30, 2012 was $4,565, and the total fair value of shares granted during the year ended April 30, 2012 was $6,461.

Total compensation costs recorded for the years ended April 30, 2012, 2011 and 2010 were $3,792, $2,066, and $2,031, respectively, for the stock option and restricted stock awards. As of April 30, 2012, there was $4,894 of total unrecognized compensation costs related to the Plan and Prior Plans for stock options that are expected to be recognized ratably through 2014.

At April 30, 2012, the range of exercise prices for options was $11.86 – $44.39 and the weighted average remaining contractual life of outstanding options was 7.2 years. The number of shares and weighted average remaining contractual life of the options by range of applicable exercise prices at April 30, 2012 were as follows:

Range of exercise prices	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)
$ 11.86 – 17.64	45,500	$ 14.68	1.5
20.68 – 26.92	569,009	24.92	6.1
44.39	439,000	44.39	9.2
	1,053,509		

5. EARNINGS PER COMMON SHARE

Computations for basic and diluted earnings per common share are presented below:

	Years ended April 30,		
	2012	2011	2010
Basic			
Net earnings	**$ 116,791**	$ 94,623	$ 116,962
Weighted average shares outstanding-basic	**38,068,001**	42,284,664	50,899,370
Basic earnings per common share	**$ 3.07**	$ 2.24	$ 2.30
Diluted			
Net earnings	**$ 116,791**	$ 94,623	$ 116,962
Weighted-average shares outstanding-basic	**38,068,001**	42,284,664	50,899,370
Plus effect of stock options and restricted stock units	**323,703**	281,913	153,803
Weighted-average shares outstanding-diluted	**38,391,704**	42,566,577	51,053,173
Diluted earnings per common share	**$ 3.04**	$ 2.22	$ 2.29

Options to purchase shares of common stock that were not included in the computation of diluted earnings per share, because their inclusion would have been antidilutive, were 439,000 for fiscal 2012 and 356,000 for fiscal 2010. All options were included for fiscal 2011.

6. INCOME TAXES

Income tax expense attributable to earnings consisted of the following components:

	Years ended April 30,		
	2012	2011	2010
Current tax expense			
Federal	**$ 9,937**	$ (6,171)	$ 41,632
State	**2,345**	1,871	4,794
	12,282	(4,300)	46,426
Deferred tax expense	**54,442**	60,914	18,194
Total income tax provision	**$ 66,724**	$ 56,614	$ 64,620

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

	Years ended April 30,		
	2012	2011	2010
Deferred tax assets			
Accrued liabilities	**$ 13,143**	$ 10,405	$ 9,417
Deferred compensation	**5,663**	5,325	4,941
Other	**7,644**	5,562	3,759
Total gross deferred tax assets	**26,450**	21,292	18,117
Deferred tax liabilities			
Excess of tax over book depreciation	**(264,757)**	(211,415)	(145,433)
Other	**(8,955)**	(2,550)	(4,496)
Total gross deferred tax liabilities	**(273,712)**	(213,965)	(149,929)
Net deferred tax liability	**$ (247,262)**	$ (192,673)	$ (131,812)

At April 30, 2012, the Company has net operating loss carryforwards for state income tax purposes of approximately $80,756, which are available to offset future taxable income. These net operating losses expire during the years 2017 through 2032.

There was no valuation allowance for deferred tax assets as of April 30, 2012 and 2011. There was no net change in the valuation allowance for the years ended April 30, 2012 and 2011. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax planning strategies in making this assessment.

Total reported tax expense applicable to the Company's continuing operations varies from the tax that would have resulted from applying the statutory U.S. federal income tax rates to income before income taxes.

	Years ended April 30,		
	2012	2011	2010
Income taxes at the statutory rates	**35.0%**	35.0%	35.0%
Federal tax credits	**-2.1**	-1.2	-0.8
State income taxes, net of federal tax benefit	**2.9**	2.9	2.1
Other	**0.6**	0.7	-0.7
	36.4%	37.4%	35.6%

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company had a total of $7,538 and $6,148 in gross unrecognized tax benefits at April 30, 2012 and 2011, respectively. Of this amount, $4,900 represents the amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate. Unrecognized tax benefits were a net increase of $1,390 during the twelve months ended April 30, 2012 due primarily to the expiration of certain statute of limitations offset by a greater increase associated with state income tax filing positions. This had the effect of increasing the effective state tax rate during the fiscal year ending April 30, 2012. These unrecognized tax benefits predominately relate to risks associated with state income tax filing positions and federal tax credits claimed for the Company's subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011
Beginning balance	**$ 6,148**	$ 5,482
Additions based on tax positions related to current year	**2,706**	1,982
Additions for tax positions of prior years	**142**	48
Reductions for tax positions of prior years	**(47)**	(192)
Reductions due to lapse of applicable statute of limitations	**(1,411)**	(1,172)
Settlements	**-**	-
Ending balance	**$ 7,538**	$ 6,148

The total net amount of accrued interest and penalties for such unrecognized tax benefits was $249 and $245 at April 30, 2012 and 2011, respectively, and is included in other long-term liabilities. Net interest and penalties included in income tax expense for the twelve month period ended April 30, 2012 was an increase in tax expense of $4 and a decrease of $5 for the year ended April 30, 2011. At this time, the Company's best estimate of the reasonably possible change in the amount of the gross unrecognized tax benefits is a decrease of $1,370 during the next twelve months mainly due to the expiration of certain statute of limitations. The federal statute of limitations remains open for the years 2009 and forward. Tax years 2008 and forward are subject to audit by state tax authorities depending on open statute of limitations waivers and the tax code of each state.

7. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from five to twenty years with options either to renew for additional periods or to purchase the premises and call for payment of property taxes, insurance, and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

	Asset balances at April 30,	
	2012	2011
Real estate	**$ 11,933**	$ 11,933
Equipment	**2,612**	2,605
	14,545	14,538
Less accumulated amortization	**4,378**	3,918
	$ 10,167	$ 10,620

Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at April 30, 2012:

Years ended April 30,	Captial leases	Operating leases
2013	$ 1,266	$ 928
2014	1,262	739
2015	898	385
2016	721	199
2017	678	131
Thereafter	12,462	481
Total minimum lease payments	17,287	$ 2,863
Less amount representing interest	7,642	
Present value of net minimum lease payments	$ 9,645	

The total rent expense under operating leases was $1,269 in 2012, $674 in 2011, and $438 in 2010.

8. BENEFIT PLANS

401(k) plan The Company provides employees with a defined contribution 401(k) plan. The 401(k) plan covers all employees who meet minimum age and service requirements. The Company contributions consist of matching amounts and are allocated based on employee contributions. Contributions to the 401(k) plan were $3,681, $3,049, and $2,964 for the years ended April 30, 2012, 2011, and 2010, respectively.

On April 30, 2012, 1,520,985 shares of common stock were held by the trustee of the 401(k) plan in trust for distribution to eligible participants upon death, disability, retirement, or termination of employment. Shares held by the 401(k) plan are treated as outstanding in the computation of earnings per common share.

Supplemental executive retirement plan The Company has a nonqualified supplemental executive retirement plan (SERP) for 2 of its executive officers, 1 of whom retired April 30, 2003 and the other on April 30, 2008. The SERP provides for the Company to pay annual retirement benefits, depending on retirement dates, up to 50% of base compensation until death of the officer. If death occurs within twenty years of retirement, the benefits become payable to the officer's spouse until the spouse's death or twenty years from the date of the officer's retirement, whichever comes first. The Company has accrued the deferred compensation over the term of employment. The amounts accrued at April 30, 2012 and 2011, respectively, were $6,611 and $6,574. The discount rates used were 4.6% and 5.5%, respectively, at April 30, 2012 and 2011. The amount expensed in fiscal 2012 was $662. The Company expects to pay $625 per year for each of the next five years. There was no expense incurred in fiscal 2011 or 2010.

9. COMMITMENTS

The Company has entered into an employment agreement with its chief executive officer. The agreement provides that the officer will receive aggregate base compensation of not less than $660 per year exclusive of bonuses. The agreement also provides for certain payments in the case of death or disability of the officer. The Company also has entered into employment agreements with eleven other key employees, providing for certain payments in the event of termination following a change of control of the Company.

10. CONTINGENCIES

Environmental compliance The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company has an accrued liability at April 30, 2012 and 2011 of approximately $380 and $231, respectively, for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Legal matters The Company was named as a defendant in four lawsuits ("hot fuel" cases) brought in the federal courts in Kansas and Missouri against a variety of gasoline retailers. The complaints generally alleged that the Company, along with numerous other retailers, has misrepresented gasoline volumes dispensed at its pumps by failing to compensate for expansion that occurs when fuel is sold at temperatures above 60°F. Fuel is measured at 60°F in wholesale purchase transactions and computation of motor fuel taxes in Kansas and Missouri. The complaints all sought certification as class actions on behalf of gasoline consumers within those two states, and one of the complaints also sought certification for a class consisting of gasoline consumers in all states. The actions generally sought recovery for alleged violations of state consumer protection or unfair merchandising practices statutes, negligent and fraudulent misrepresentation, unjust enrichment, civil conspiracy, and violation of the duty of good faith and fair dealing; several seek injunctive relief and punitive damages.

These actions were among a total of 45 similar lawsuits that have been filed since November 2006 in 27 jurisdictions, including 25 states, the District of Columbia, and Guam against a wide range of defendants that produce, refine, distribute and/or market gasoline products in the United States. On June 18, 2007, the Federal Judicial Panel on Multidistrict Litigation ordered that all of the pending hot fuel cases (officially, the "Motor Fuel Temperature Sales Practices Litigation") be transferred to the U.S. District Court for the District of Kansas in Kansas City, Kansas, for coordinated or consolidated pretrial proceedings, including rulings on discovery matters, various pretrial motions, and class certification. Discovery efforts by both sides were substantially completed during the ensuing months, and the plaintiffs filed motions for class certification in each of the pending lawsuits.

In a Memorandum and Order entered on May 28, 2010, the Court ruled on the Plaintiffs' Motion for Class Certification in two cases originally filed in the U.S. District Court for the District of Kansas, American Fiber & Cabling, LLC v. BP West Coast Products, LLC, et. al., Case No. 07-2053, and Wilson v. Ampride, Inc., et. al., Case No. 06-2582, in which the Company is a named Defendant. The Court determined that it could not certify a class as to claims against the Company in the American Fiber & Cabling case, having decided that the named Plaintiff had no standing to assert such claims. However, in the Wilson case the Court certified a class as to the liability and injunctive aspects of the Plaintiff's claims for unjust enrichment and violation of the Kansas Consumer Protection Act (KCPA) against the Company and several other Defendants. With respect to claims for unjust enrichment, the class certified consists of all individuals and entities (except employees or affiliates of the Defendants) that, at any time between January 1, 2001 and the present, purchased motor fuel at retail at a temperature greater than 60°F, in the state of Kansas, from a gas station owned, operated, or controlled by one or more of the Defendants. As to claims for violation of the KCPA, the class certified is limited to all individuals, sole proprietors and family partnerships (excluding employees or affiliates of Defendants) that made such purchases.

The Court also ordered the parties to show cause in writing why the Wilson case and the American Fiber & Cabling case should not be consolidated for all purposes. The matter is now under consideration by the Court. On April 6, 2012, counsel for plaintiffs and counsel for Casey's General Stores, Inc. informed the Court that they reached an enforceable settlement agreement which, if approved by the Court, will result in the settlement and dismissal of all claims against Casey's in the multidistrict litigation, including the Kansas cases. Based on this representation, the Court severed plaintiffs' claims against Casey's General Stores, Inc. from the claims against the remaining defendants, which are set for an anticipated trial date in August of 2012. The settlement amount for the Company was determined not to be material.

From time to time we may be involved in other legal and administrative proceedings or investigations arising from the conduct of our business operations, including contractual disputes; employment or personnel matters; personal injury and property damage claims; and claims by federal, state, and local regulatory authorities relating to the sale of products pursuant to licenses and permits issued by those authorities. Claims for compensatory or exemplary damages in those actions may be substantial. While the outcome of such litigation, proceedings, investigations, or claims is never certain, it is our opinion, after taking into consideration legal counsel's assessment and the availability of insurance proceeds and other collateral sources to cover potential losses, that the ultimate disposition of such matters currently pending or threatened, individually or cumulatively, will not have a material adverse effect on our consolidated financial position and results of operation.

Other At April 30, 2012, the Company was partially self-insured for workers' compensation claims in all eleven states of its marketing territory and was also partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $15,000 and $12,000, respectively, were issued and outstanding at April 30, 2012 and 2011, on the insurance company's behalf. The Company also has investments of approximately $223 in escrow as required by one state for partial self-insurance of workers' compensation claims. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 2012 and 2011, the Company had $23,701 and $22,129, respectively, in accrued expenses for estimated claims relating to self-insurance, the majority of which has been actuarially determined.

11. SUBSEQUENT EVENTS

Events that have occurred subsequent to April 30, 2012 have been evaluated through the filing date of this Annual Report on Form 10-K with the Securities and Exchange Commission.

12. QUARTERLY FINANCIAL DATA (Dollars in thousands, except per share amounts) (Unaudited)

	Year ended April 30, 2012				
Total revenue	Q1	Q2	Q3	Q4	Year Total
Gasoline	$ 1,377,914	1,288,498	1,141,230	1,284,669	5,092,311
Grocery & other merchandise	365,171	357,816	311,199	330,809	1,364,995
Prepared food & fountain	123,843	128,838	118,750	128,281	499,712
Other	6,904	7,366	7,771	8,745	30,786
	$ 1,873,832	1,782,518	1,578,950	1,752,504	6,987,804
Gross profit*					
Gasoline	$ 65,320	62,688	49,180	49,371	226,559
Grocery & other merchandise	118,729	116,221	99,099	109,196	443,245
Prepared food & fountain	75,843	76,658	72,714	77,944	303,159
Other	6,890	7,351	7,757	8,729	30,727
	$ 266,782	262,918	228,750	245,240	1,003,690
Net earnings	$ 39,391	37,632	16,699	23,069	116,791
Earnings per common share					
Basic	$ 1.04	0.99	0.44	0.61	3.07
Diluted	$ 1.03	0.98	0.43	0.60	3.04

	Year ended April 30, 2011				
Total revenue	Q1	Q2	Q3	Q4	Year Total
Gasoline	$ 936,654	927,617	991,143	1,143,288	3,998,702
Grocery & other merchandise	317,206	308,900	276,075	293,432	1,195,613
Prepared food & fountain	102,382	107,183	100,189	105,486	415,240
Other	5,785	5,819	6,792	7,289	25,685
	$ 1,362,027	1,349,519	1,374,199	1,549,495	5,635,240
Gross profit*					
Gasoline	$ 58,906	52,755	48,101	52,276	212,038
Grocery & other merchandise	104,025	101,655	85,385	94,185	385,250
Prepared food & fountain	65,270	67,161	62,266	63,454	258,151
Other	5,770	5,806	6,779	7,273	25,628
	$ 233,971	227,377	202,531	217,188	881,067
Net earnings	$ 37,286	21,692	12,875	22,770	94,623
Earnings per common share					
Basic	$ 0.73	0.51	0.34	0.60	2.24
Diluted	$ 0.73	0.51	0.34	0.60	2.22

*Gross profit is given before charge for depreciation and amortization and credit card fees.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company's disclosure controls and procedures. On the basis of that evaluation, the CEO and CFO have concluded that the Company's current disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms. The CEO and CFO have concluded that our disclosure controls and procedures are also effective for the purpose of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. On the basis of the prescribed criteria, management believes the Company's internal control over financial reporting was effective as of April 30, 2012.

KPMG LLP, as the Company's independent registered public accounting firm, has issued a report on its assessment of the effectiveness of the Company's internal control over financial reporting. This report appears on page 26.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Those portions of the Company's definitive Proxy Statement appearing under the captions "Election of Directors," "Governance of the Company," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Executive Officers and Their Compensation" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2012 and to be used in connection with the Company's 2012 Annual Meeting of Shareholders are hereby incorporated by reference.

The Company has adopted a Financial Code of Ethics applicable to its Chief Executive Officer and other senior financial officers. In addition, the Company has adopted a general code of business conduct (known as the Code of Business Conduct and Ethics) for its directors, officers, and all employees. The Financial Code of Ethics, the Code of Business Conduct and Ethics, and other Company governance materials are available on the Investor Relations link of the Company Web site at www.caseys.com. The documents are on the right hand portion of the page under Corporate Governance. The Company intends to disclose on this Web site any amendments to or waivers from the Financial Code of Ethics or the Code of Business Conduct and Ethics that are required to be disclosed pursuant to SEC rules. To date, there have been no waivers of the Financial Code of Ethics or the Code of Business Conduct and Ethics. Shareholders may obtain copies of any of these corporate governance documents free of charge by downloading from the Web site or by writing to the Corporate Secretary at the address on the cover of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

That portion of the Company's definitive Proxy Statement appearing under the caption "Executive Officers and Their Compensation" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2012 and to be used in connection with the Company's 2012 Annual Meeting of Shareholders is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Those portions of the Company's definitive Proxy Statement appearing under the captions "Shares Outstanding," "Voting Procedures," and "Beneficial Ownership of Shares of Common Stock by Directors and Executive Officers" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2012 and to be used in connection with the Company's 2012 Annual Meeting of Shareholders are hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

That portion of the Company's definitive Proxy Statement appearing under the captions "Certain Relationships and Related Transactions" and "Governance of the Company" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2012 and to be used in connection with the Company's 2012 Annual Meeting of Shareholders is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

That portion of the Company's definitive Proxy Statement appearing under the caption "Independent Auditor Fees" to be filed with the Commission within 120 days after April 30, 2012 and to be used in connection with the Company's 2012 Annual Meeting of Shareholders is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this report on Form 10-K

(1) The following financial statements are included herewith:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets, April 30, 2012 and 2011

Consolidated Statements of Earnings, Three Years Ended April 30, 2012

Consolidated Statements of Shareholders' Equity, Three Years Ended April 30, 2012

Consolidated Statements of Cash Flows, Three Years Ended April 30, 2012

Notes to Consolidated Financial Statements

(2) No schedules are included because the required information is inapplicable or is presented in the consolidated financial statements or related notes thereto.

(3) The following exhibits are filed as a part of this report:

Exhibit Number	Description of Exhibits
3.1	Restatement of the Restated and Amended Articles of Incorporation *(incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1996)* and Articles of Amendment thereto *(incorporated by reference from the Current Report on Form 8-K filed April 16, 2010, as amended by the Current Report on Form 8-K/A filed April 19, 2010 and the Current Report on Form 8-K filed May 20, 2011)*
3.2(a)	Second Amended and Restated By-laws *(incorporated by reference from the Current Report on Form 8-K filed June 16, 2009)* and Amendments thereto *(incorporated by reference from the Current Report on Form 8-K filed May 20, 2011 and the Current Report on Form 8-K filed June 22, 2012)*
4.2	Rights Agreement between Casey's General Stores, Inc. and Computershare Trust Company, N.A., relating to Series A Serial Preferred Stock Purchase Rights *(incorporated by reference from the Current Report on Form 8-K filed April 16, 2010)*
4.8	Note Purchase Agreement dated as of September 29, 2006 among the Company and the purchasers of $100,000,000 in principal amount of 5.72% Senior Notes, Series A and Series B *(incorporated by reference from the Current Report on Form 8-K filed September 29, 2006)*

4.9	Note Purchase Agreement dated as of August 9, 2010 among the Company and the purchasers of the 5.22% Senior Notes *(incorporated by reference from the Current Report on Form 8-K filed August 10, 2010)*
10.21(a)*	Amended and Restated Employment Agreement with Donald F. Lamberti *(incorporated by reference from the Current Report on Form 8-K filed November 10, 1997)* and First Amendment thereto *(incorporated by reference from the Current Report on Form 8-K filed April 2, 1998)*
10.22(a)*	Amended and Restated Employment Agreement with Ronald M. Lamb *(incorporated by reference from the Current Report on Form 8-K filed November 10, 1997)*, First Amendment thereto *(incorporated by reference from the Current Report on Form 8-K filed April 2, 1998)* and Second Amendment thereto *(incorporated by reference from the Current Report on Form 8-K filed July 17, 2006)*
10.27*	Non-Employee Directors' Stock Option Plan *(incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1994)* and related form of Grant Agreement *(incorporated by reference from the Current Report on Form 8-K filed May 3, 2005)*
10.28(b)	Promissory Notes delivered to UMB Bank, n.a. and related Negative Pledge Agreement dated May 23, 2011 *(incorporated by reference from the Current Report on Form 8-K filed May 23, 2011)*
10.29(a)*	Form of "change of control" Employment Agreement *(incorporated by reference from the Current Report on Form 8-K filed June 2, 2010)*
10.30*	Non-Qualified Supplemental Executive Retirement Plan *(incorporated by reference from the Current Report on Form 8-K filed November 10, 1997)* and Amendment thereto *(incorporated by reference from the Current Report on Form 8-K filed July 17, 2006)*
10.31*	Non-Qualified Supplemental Executive Retirement Plan Trust Agreement with UMB Bank, n.a. *(incorporated by reference from the Current Report on Form 8-K filed November 10, 1997)*
10.32*	Severance Agreement with Douglas K. Shull *(incorporated by reference from the Current Report on Form 8-K filed July 28, 1998)*
10.33*	Casey's General Stores, Inc. 2000 Stock Option Plan *(incorporated by reference from the Annual Report on Form 10-K405 for the fiscal year ended April 30, 2001)* and related form of Grant Agreement *(incorporated by reference from the Current Report on Form 8-K filed July 6, 2005)*
10.34*	Casey's General Stores 401(k) Plan *(incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2003)*
10.35*	Trustar Directed Trust Agreement *(incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2003)*
10.38*	Executive Nonqualified Excess Plan Document and related Adoption Agreement dated July 12, 2006 *(incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2007)*

10.39*	Employment Agreement with Robert J. Myers *(incorporated by reference from the Current Report on Form 8-K filed April 21, 2010)*
10.40*	Severance Agreement with John G. Harmon *(incorporated by reference from the Current Report on Form 8-K filed January 17, 2008)*
10.41*	Casey's General Stores, Inc. 2009 Stock Incentive Plan *(incorporated by reference from the Current Report on Form 8-K filed September 23, 2009)* and related forms of Restricted Stock Units Agreement (Non-employee Directors) *(incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2010)* and Restricted Stock Units Agreement (Officers and Other Employees), Restricted Stock Units Agreement (Chief Executive Officer) and Stock Option Grant *(incorporated by reference from the Current Report on Form 8-K filed June 27, 2011)*
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certificate of Robert J. Myers under Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certificate of William J. Walljasper under Section 302 of Sarbanes-Oxley Act of 2002
32.1	Certificate of Robert J. Myers under Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certificate of William J. Walljasper under Section 906 of Sarbanes-Oxley Act of 2002
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

*Indicates management contract or compensatory plan or arrangement.

**Pursuant to Rule 406T of Regulations S-T, the Interactive Data Files in these exhibits are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASEY'S GENERAL STORES, INC.

(Registrant)

Date: June 26, 2012 By /s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer
(Principal Executive Officer and Director)

Date: June 26, 2012 By /s/ William J. Walljasper
William J. Walljasper
Senior Vice President and Chief Financial Officer
(Authorized Officer and Principal Financial and
Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: June 26, 2012 By /s/ Robert J. Myers
Robert J. Myers
President and Chief Executive Officer, Director

Date: June 26, 2012 By /s/ Kenneth H. Haynie
Kenneth H. Haynie
Director

Date: June 26, 2012 By /s/ Johnny Danos
Johnny Danos
Director

Date: June 26, 2012 By /s/ William C. Kimball
William C. Kimball
Director

Date: June 26, 2012 By /s/ Diane C. Bridgewater
Diane C. Bridgewater
Director

Date: June 26, 2012 By /s/ Jeffrey M. Lamberti
Jeffrey M. Lamberti
Director

Date: June 26, 2012 By /s/ Richard Wilkey
Richard Wilkey
Director

Date: June 26, 2012 By /s/ H. Lynn Horak
H. Lynn Horak
Director

EXHIBIT INDEX

The following exhibits are filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Robert J. Myers under Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of William J. Walljasper under Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certificate of Robert J. Myers under Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certificate of William J. Walljasper under Section 906 of Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*Pursuant to Rule 406T of Regulations S-T, the Interactive Data Files in these exhibits are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Casey's General Stores, Inc.:

We consent to the incorporation by reference in the registration statements (No. 33-19179, 33-42907, 33-174560 and 33-174561) on Form S-8 of Casey's General Stores, Inc. of our report dated June 26, 2012, with respect to the consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries (the Company) as of April 30, 2012 and 2011, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 2012, and the effectiveness of internal control over financial reporting as of April 30, 2012, which report appears in the April 30, 2012 Annual Report on Form 10-K of Casey's General Stores, Inc.

/s/ KPMG LLP

Des Moines, Iowa
June 26, 2012

Exhibit 31.1

CERTIFICATION OF ROBERT J. MYERS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert J. Myers, certify that:

1. I have reviewed this annual report on Form 10-K of Casey's General Stores, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated June 26, 2012

/s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF WILLIAM J. WALLJASPER UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William J. Walljasper, certify that:

1. I have reviewed this annual report on Form 10-K of Casey's General Stores, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated June 26, 2012

/s/ William J. Walljasper
William J. Walljasper
Senior Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Casey's General Stores, Inc. (the Company) on Form 10-K for the fiscal year ended April 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Robert J. Myers, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated June 26, 2012

/s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer

Exhibit 32.2

CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Casey's General Stores, Inc. (the Company) on Form 10-K for the fiscal year ended April 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, William J. Walljasper, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated June 26, 2012

/s/ William J. Walljasper
William J. Walljasper
Senior Vice President and Chief Financial Officer

Board of Directors

(*MEMBER OF AUDIT COMMITTEE)



ROBERT J. MYERS
President & CEO of Casey's General Stores, Inc.



H. LYNN HORAK*
Past Regional Chairman with Wells Fargo Regional Banking



DIANE C. BRIDGEWATER*
Executive Vice President, Chief Financial and Administrative Officer, Life Care Services, LLC



WILLIAM C. KIMBALL
Retired Chairman & CEO of Medicap Pharmacy, Inc.



JEFFREY M. LAMBERTI*
Shareholder in the law firm of Block, Lamberti and Gocke, P.C.



RICHARD A. WILKEY
Management & Development Consultant



JOHNNY DANOS*
Director of Strategic Development, LWBJ, LLP



KENNETH H. HAYNIE
Retired lawyer and formerly of counsel to the law firm of Ahlers & Cooney, P.C.

Comparative Stock Performance

The following Performance Graph compares the cumulative total shareholder return on the Company's Common Stock for the last five fiscal years with the cumulative total return of (i) the Russell 2000 Index (ii) a peer group index based on the common stock of The Pantry, Inc., Alimentation Couche Tard, Inc. and Susser Holdings Corporation. The cumulative total shareholder return computations set forth in the Performance Graph assume the investment of $100 in the Company's Common Stock and each index on April 30, 2007, and reinvestment of all dividends. The total shareholder returns shown are not intended to be indicative of future returns.



250.00
200.00
150.00
100.00
50.00
0.00
2007
2008
2009
2010
2011
2012
Casey's General Stores Inc.
Russell 2000 Index
Peer Group

	4/07	4/08	4/09	4/10	4/11	4/12
Casey's	100.00	88.91	108.19	158.76	162.42	237.32
Russell 2000	100.00	89.06	61.68	91.87	101.33	97.01
Peer Group	100.00	61.80	52.67	80.55	113.74	182.68


CASEY'S
GENERAL STORE

Casey's General Stores, Inc.
One Convenience Boulevard
Ankeny, Iowa 50021